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Annual Consolidated Financial Statements of Alithya Group inc. For the years ended March 31, 2026 and 2025
Exhibit 99.2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Alithya Group inc.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Alithya Group inc. (the Company) as of March 31, 2026 and 2025, the related consolidated statements of operations and comprehensive (loss) income, shareholders' equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 10, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Impairment test of goodwill of the Canada and ERP-CAN CGUs
As discussed in note 9 of the consolidated financial statements, the goodwill balance as of March 31, 2026 was $159.4 million of which $51.9 million pertained to the Canada CGU and $14.7 pertained to the ERP-CAN CGU. As discussed in note 3 of the consolidated financial statements, goodwill is tested for impairment annually as of March 31, or more frequently, should events or changes in circumstances indicate that it may be impaired. An impairment loss is recognized if the carrying amount of the CGU exceeds its estimated recoverable amount. The recoverable amount of a CGU is the greater of its value in use and its fair value less cost of disposal. Key assumptions of the individual CGUs’ value-in-use include forecasted revenues, cost of revenues and selling, general and administration expenses (“SG&A”) applied in the determination of the Company’s three year net operating cash flow forecast, the estimated long-term growth rate used to extrapolate the three year net operating cash flow forecast, and the pre-tax value weighted average cost of capital (“WACC”) applied in the determination of the present value of the net operating cash flow forecast. During the year ended March 31, 2026, the Company recorded an impairment of $26.5 million in the Canada CGU.
We identified the impairment test of goodwill for the Canada and ERP-CAN CGUs as a critical audit matter. There was a higher degree of auditor judgment required to evaluate the key assumptions of the individual CGU’s value in use. The sensitivity of reasonably possible changes to those assumptions could have a significant impact on the determination of the recoverable amount of the CGUs and the valuation of goodwill.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s valuation of goodwill process, including controls related to (1) determining the three year net operating cash flow forecast and estimated long-term growth rate used to extrapolate the three year net operating cash flow forecast; and, (2) determining the WACC applied in the determination of the present value of the net operating cash flow forecast. We evaluated each year of the three year net operating cash flow forecast by comparing them to historical actual results and assessed adjustments made to historical actual results through independent corroboration. We involved valuation professionals with specialized skills and knowledge, who assisted in (1) evaluating revenue growth rates applied in the determination of the Company’s three year net operating cash flow forecast to publicly available growth rate estimates for comparable companies; (2) evaluating estimated long-term growth rates of net operating cash flows compared to economic data; and, (3) evaluating the WACC assumption by comparing it against discount rate ranges that were independently developed using publicly available market data for comparable companies.

Revenue recognition for fixed-fee arrangements applying the input method
As discussed in Note 23 of the consolidated financial statements, revenue from fixed fee arrangements applying the input method for the year ended March 31, 2026 was $79.6 million. As discussed in note 3 of the consolidated financial statements, revenues from fixed fee arrangements applying the input method are recognized over time based on the measure of progress towards completion. The measure of progress towards completion is determined by comparing labour costs incurred to date to total expected labour costs to complete the service, to arrive at an estimate of the percentage of revenue earned to date. The determination of total expected labour costs to complete a service is based on estimates that can be affected by a variety of factors, including but not limited to, changes in the scope of the contract, delays in reaching milestones, changes in labour mix and rates, previously unidentified complexities in service delivery, or potential claims from customers.
We identified revenue recognition for fixed-fee arrangements applying the input method as a critical audit matter. There was a higher degree of auditor judgment required to evaluate the total expected labour costs to complete estimates applied to arrive at an estimate of the percentage of revenue earned to date because of the subjective nature of the estimate.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s revenue recognition process for fixed-fee arrangements applying the input method, including controls related to determining the total expected labour costs to complete estimates applied to arrive at an estimate of the percentage of revenue earned to date. For a sample of contracts which are uncompleted at the reporting date, we (1) obtained and read customer arrangements and change orders, when applicable, to understand the contract scope and key terms; (2) evaluated the identification of factors that can affect total expected labour costs to complete, including, but not limited to, changes in the scope of the contract, delays in reaching milestones, changes in labour mix and rates, previously unidentified complexities in service delivery, or potential claims from customers; (3) interviewed operational personnel as to the status of projects to evaluate progress to date, the estimate of total labour costs to complete, and factors that can affect total expected labor costs to complete; (4) performed a comparison of total labour costs incurred and the total expected labour costs to complete at the reporting date, to the originally estimated labour costs; and, (5) performed a comparison of actual labour costs incurred for the month subsequent to year end to expected labour costs to complete estimates as at period end over corresponding subsequent periods
We have served as the Company's auditor since 2021.

/s/ KPMG LLP

Montréal, Canada
June 10, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Alithya Group inc.
Opinion on Internal Control Over Financial Reporting
We have audited Alithya Group inc.’s (the Company) internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of March 31, 2026 and 2025, the related consolidated statements of operations and comprehensive (loss) income, shareholders' equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated June 10, 2026 expressed an unqualified opinion on those consolidated financial statements.
The Company acquired eVerge Interests, Inc. and its subsidiaries (eVerge) during the year ended March 31, 2026, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of March 31, 2026, eVerge’s internal control over financial reporting associated with total assets of $6.6 million and total revenues of $25.4 million included in the consolidated financial statements of the Company as of and for the year ended March 31, 2026. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of eVerge.
Basis for Opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Montréal, Canada
June 10, 2026

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

		For the years ended March 31,
(in thousands of Canadian dollars, except per share data)		2026	2025
	Notes	$	$
Revenues	23	477,388	473,481
Cost of revenues	19	315,308	317,347
Gross margin		162,080	156,134

Operating expenses
Selling, general and administrative expenses	19	122,152	116,081
Business acquisition, integration and reorganization costs (recovery)	20	4,084	(1,234)
Depreciation	19	3,499	4,523
Amortization of intangibles	8	18,636	18,926
Impairment of goodwill and intangibles	8,9	41,128	5,144
Foreign exchange loss (gain)		674	(258)
		190,173	143,182
Operating (loss) income		(28,093)	12,952
Net financial expenses	21	9,469	8,882
(Loss) earnings before income taxes		(37,562)	4,070
Income tax (recovery) expense
Current	12	2,725	1,276
Deferred	12	(1,510)	1,499
		1,215	2,775
Net (loss) earnings		(38,777)	1,295

Other comprehensive (loss) income
Items that may be classified subsequently to profit or loss
Cumulative translation adjustment on consolidation of foreign subsidiaries		(1,920)	3,392
		(1,920)	3,392
Comprehensive (loss) income		(40,697)	4,687

Basic and diluted (loss) earnings per share	17	(0.40)	0.01

The accompanying notes are an integral part of these consolidated financial statements.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 7

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at		March 31,	March 31,
(in thousands of Canadian dollars)		2026	2025
	Notes	$	$
Assets
Current assets
Cash		12,833	15,956
Accounts receivable and other receivables	5	76,489	95,270
Unbilled revenues		32,077	14,803
Tax credits receivable		8,330	10,996
Prepaids		8,514	8,680
		138,243	145,705
Non-current assets
Tax credits receivable		13,963	9,979
Other assets		1,040	1,327
Property and equipment	6	3,660	3,960
Right-of-use assets	7	2,584	4,277
Intangibles	8	55,316	74,450
Deferred tax assets	12	5,274	4,875
Investment in an associate	4	2,501	—
Goodwill	9	159,377	181,407
		381,958	425,980

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	10	74,717	80,899
Deferred revenues		22,360	25,024
Current portion of lease liabilities	7	1,586	3,546
Current portion of long-term debt	11	8,478	8,059
Current portion of contingent consideration	18	3,185	—
		110,326	117,528
Non-current liabilities
Contingent consideration	18	2,704	5,359
Long-term debt	11	112,418	101,860
Lease liabilities	7	4,235	5,449
Deferred tax liabilities	12	9,584	11,228
		239,267	241,424
Shareholders' equity
Share capital	13	307,959	316,685
Deficit		(186,869)	(155,075)
Accumulated other comprehensive income		6,078	7,998
Contributed surplus		15,523	14,948
		142,691	184,556
		381,958	425,980
Commitments and contingencies	15

The accompanying notes are an integral part of these consolidated financial statements.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 8

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended March 31, (in thousands of Canadian dollars, except share data)
	Notes	Shares issued	Share capital	Deficit	Accumulated other comprehensive income	Contributed surplus	Total
		Number	$	$	$	$	$
Balance as at March 31, 2025		99,305,100	316,685	(155,075)	7,998	14,948	184,556
Net loss		—	—	(38,777)	—	—	(38,777)
Other comprehensive loss		—	—	—	(1,920)	—	(1,920)
Total comprehensive loss		—	—	(38,777)	(1,920)	—	(40,697)
Share-based compensation	14	—	—	—	—	3,253	3,253
Share-based compensation granted on business acquisitions	14	—	—	—	—	1,417	1,417
Issuance of Subordinate Voting Shares pursuant to vesting of share-based compensation granted on business acquisitions	13	622,420	1,966	—	—	(1,966)	—
Issuance of Multiple Voting Shares from exercise of stock options	13,14	52,632	178	—	—	(78)	100
Issuance of Subordinate Voting Shares upon settlement of DSUs	13,14	256,191	620	—	—	(620)	—
Shares purchased for cancellation	13	(3,226,902)	(10,919)	5,711	—	—	(5,208)
Shares purchased for settlement of RSUs	13	(84,470)	(286)	81	—	—	(205)
Delivery of Subordinate Voting Shares upon settlement of RSUs	13,14	84,470	197	—	—	(269)	(72)
Change from equity-settled to cash-settled DSUs		—	—	—	—	(453)	(453)
Forfeiture and cancellation of PSUs		—	—	709	—	(709)	—
Shares cancelled	13	(142,318)	(482)	482	—	—	—
Total distributions to, and contributions by shareholders		(2,437,977)	(8,726)	6,983	—	575	(1,168)
Balance as at March 31, 2026		96,867,123	307,959	(186,869)	6,078	15,523	142,691

Balance as at March 31, 2024		95,415,248	312,409	(157,370)	4,606	15,559	175,204
Net earnings		—	—	1,295	—	—	1,295
Other comprehensive income		—	—	—	3,392	—	3,392
Total comprehensive income		—	—	1,295	3,392	—	4,687
Share-based compensation	14	—	—	—	—	2,327	2,327
Share-based compensation granted on business acquisitions	14	—	—	—	—	1,683	1,683
Share-based compensation related to contingent consideration adjustment, granted on Datum Acquisition, to be settled in shares	20	—	—	—	—	(1,255)	(1,255)
Issuance of Subordinate Voting Shares pursuant to vesting of share-based compensation granted on business acquisition	13	622,420	1,971	—	—	(1,971)	—
Issuance of Subordinate Voting Shares pursuant to the XRM Acquisition	13	3,449,103	2,875	—	—	—	2,875
Shares purchased for cancellation	13	(205,483)	(717)	315	—	—	(402)
Shares purchased for settlement of RSUs	13,14	(69,840)	(244)	96	—	—	(148)
Delivery of Subordinate Voting Shares upon settlement of RSUs	13,14	69,840	169	—	—	(266)	(97)
Issuance of Subordinate Voting Shares from settlement of PSUs	13,14	23,812	222	245	—	(521)	(54)
Cash settlement of DSUs issued as share-based compensation	14	—	—	70	—	(262)	(192)
Cash settlement of PSUs issued as share-based compensation	14	—	—	274	—	(346)	(72)
Total contributions by, and distributions to, shareholders		3,889,852	4,276	1,000	—	(611)	4,665
Balance as at March 31, 2025		99,305,100	316,685	(155,075)	7,998	14,948	184,556

The accompanying notes are an integral part of these consolidated financial statements.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 9

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the years ended March 31,
(in thousands of Canadian dollars)		2026	2025
	Notes	$	$
Operating activities
Net (loss) earnings		(38,777)	1,295
Adjustments for:
Depreciation and amortization		22,135	23,449
Contingent consideration adjustment	20	(2,088)	(5,567)
Net financial expenses	21	9,469	8,882
Share-based compensation	14	5,496	4,010
Unrealized foreign exchange loss (gain)		1,037	(966)
Realized foreign exchange (gain) loss on repayment of long-term debt		(604)	580
Impairment of goodwill and intangibles	8,9	41,128	5,144
Loss on disposal of property and equipment, intangible and lease modification	19,20	515	150
Cash settlement of RSUs, DSUs and PSUs		—	(264)
Deferred taxes	12	(1,510)	1,499
		36,801	38,212
Changes in non-cash working capital items	22	(10,974)	10,221
Net cash from operating activities		25,827	48,433

Investing activities
Additions to property and equipment	6	(1,417)	(1,202)
Additions to intangibles	8	(316)	(239)
Business acquisitions, net of cash acquired	4,22	(10,930)	(6,382)
Business divestiture, cash disposed	4	(951)	—
Net cash used in investing activities		(13,614)	(7,823)

Financing activities
Advances on the Credit Facility, net of related transaction costs	18	61,385	102,706
Repayment of the Credit Facility	18	(50,770)	(110,306)
Repayment of secured loans	18	—	(8,537)
Repayment of balances of purchase price payable	18	(7,712)	(4,268)
Repayment of other long-term debt	18	(350)	(450)
Repayment of lease liabilities, including lease termination costs	7	(3,815)	(4,628)
Settlement of RSUs and PSUs, including withholding taxes paid	14	(72)	(151)
Exercise of stock options	13	100	—
Shares purchased for settlement of RSUs	13	(205)	(148)
Shares purchased for cancellation	13	(5,208)	(402)
Financial expenses paid	21	(8,093)	(7,965)
Net cash used in financing activities		(14,740)	(34,149)

Effect of exchange rate changes on cash		(596)	636
Net change in cash		(3,123)	7,097
Cash, beginning of year		15,956	8,859
Cash, end of year		12,833	15,956
Cash paid (included in cash flow from operating activities)
Income taxes paid		2,667	702

The accompanying notes are an integral part of these consolidated financial statements.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
1. GOVERNING STATUTES AND NATURE OF OPERATIONS
Alithya Group inc. (together with its subsidiaries, “Alithya” or the “Company”) is a professional services firm providing IT services and solutions through the optimal use of digital technologies in the areas of strategic consulting, enterprise transformation and business enablement.
The Company’s Class A subordinate voting shares (the “Subordinate Voting Shares”) trade on the Toronto Stock Exchange (“TSX”) under the symbol “ALYA”.
The Company’s head office is located at 700, René-Lévesque West Blvd, Suite 400, Montréal, Québec, Canada, H3B 1X8.
2. BASIS OF PREPARATION
Statement of compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements were approved and authorized for issue by the Board of Directors (the “Board”) on June 10, 2026.
Basis of measurement
These consolidated financial statements have been prepared under the historical cost basis except for :
•Identifiable assets acquired and liabilities and contingent liabilities assumed resulting from a business acquisition, which are generally measured initially at their fair values at the acquisition date, and contingent purchase considerations which are measured at the acquisition date and subsequently at fair value;
•Lease obligations, which are initially measured at the present value of the lease payments that are not paid at the lease commencement date;
•Equity classified share-based payment arrangements which are measured at fair value at grant date pursuant to IFRS 2, Share-Based Payment; and
•Liabilities for cash-settled share-based payment arrangements which are initially and subsequently measured at fair value.
3. MATERIAL ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION
Subsidiaries
Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed or has the right to variable returns from its relationship with the entity and is able to affect those returns through its power over the activities of the entity. The subsidiaries’ financial statements are included in these consolidated financial statements from the date of commencement of control until the date that control ceases.
All intercompany balances and transactions, and any unrealized income and expenses arising from intracompany transactions, are eliminated on consolidation.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. MATERIAL ACCOUNTING POLICIES (CONT’D)
The Company’s principal subsidiaries are as follows:

		2026	2025
Entity	Jurisdiction	Percentage Ownership	Percentage Ownership

Alithya Canada Inc.	Quebec, Canada	100%	100%
Alithya Consulting Inc.	Quebec, Canada	100%	100%
XRM Vision Inc. (a)	Quebec, Canada	—	100%
Alithya Digital Technology Corporation	Ontario, Canada	100%	100%
Alithya USA, Inc.	Delaware, USA	100%	100%
Alithya Financial Solutions, Inc.	Delaware, USA	100%	100%
Alithya Enterprise Solutions, LLC (formerly Alithya Ranzal LLC)	Delaware, USA	100%	100%
Alithya Zero2Ten, Inc. (a)	Delaware, USA	—	100%
Alithya USA Consulting Services, LLC (formerly Alithya Fullscope Solutions, Inc.)	Delaware, USA	100%	100%
Vitalyst, LLC (a)	Delaware, USA	—	100%
Datum Consulting Group, LLC (b)	Indiana, USA	—	100%
Alithya France SAS	France	100%	100%
DCG Team UK Limited (b)	United Kingdom	—	100%
Alithya Numérique Maroc SARLAU	Morocco	100%	100%
XRM Vision Maroc SARLAU	Morocco	100%	100%
Datum Cybertech India Pvt Ltd. (b)	India	—	100%
eVerge Interests, Inc. (note 4) (a)	Delaware, USA	—	—
eVerge Software and Technology Services Pvt Ltd.	India	100%	—

(a)As at March 31, 2026, those subsidiaries were either liquidated, dissolved, amalgamated or transferred all of their assets and liabilities to other companies of Alithya.
(b)As at March 31, 2026, those subsidiaries were divested as part of the Datum Transaction (note 4).
Investment in an associate
An associate is an entity in which the Company has the ability to exercise significant influence over the financial and operating policies. The investment in an associate is accounted for using the equity method of accounting. Under the equity method of accounting, the investment is initially recorded at cost, and the carrying amount is increased or decreased to recognize the Company’s share of the investee’s net profit or loss, including its proportionate share of the investee’s Other comprehensive income, subsequent to the date of acquisition. As at March 31, 2026, the Company has a 24.5% investment in Medivra Holdings LLC (note 4).
TRANSLATION OF FOREIGN CURRENCIES
The Company’s consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. Each entity in the group determines its own functional currency and items included in the consolidated financial statements of each entity are measured using that functional currency. Functional currency is the currency of the primary economic environment in which the entity operates.
Foreign currency transactions and balances
Revenue, expenses and non-monetary assets and liabilities denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the reporting date. Unrealized and realized translation gains and losses are reflected in the consolidated statements of operations.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. MATERIAL ACCOUNTING POLICIES (CONT’D)
Foreign operations
Assets and liabilities of each entity with a functional currency other than the Canadian dollar are translated into Canadian dollars upon consolidation at the closing rate at the reporting date. Revenue and expenses have been translated into Canadian dollars at average exchange rates over the reporting period. Exchange differences are recognized in other comprehensive income and is presented in accumulated other comprehensive income in equity.
SEGMENTED REPORTING
Segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker is responsible for allocating resources and assessing the performance of the reportable segments.
A company shall disclose separately information about each operating segment, and can combine operating segments, with similar economic characteristics or that do not meet quantitative thresholds, into one reportable segment.
The Company has three operating and reportable segments based on geography: U.S., Canada and International.
REVENUE RECOGNITION, UNBILLED REVENUES AND DEFERRED REVENUES
The Company generates revenue in the areas of information technology, principally through strategic consulting, enterprise transformation and business enablement services. These services are provided under various arrangements as defined below.
Revenue is recognized either at a point in time or over time, when (or as) the Company satisfies performance obligations by transferring the promised services to its customers, including variable consideration, such as discounts, volume rebates and service-level penalties. Variable consideration is estimated using either the expected value method or the most likely amount method and is included in the transaction price only to the extent it is highly probable that a significant reversal of cumulative revenue recognized will not occur. In making this judgment, management will mostly consider all information available at the time, the Company’s knowledge of the client or the industry, the type of services to be delivered and the specific contractual terms of each arrangement.
Billing terms can be monthly, based on milestones or upfront, depending on the contractual terms with the client. Once invoiced, invoices generally have payment terms of 30 days. Contracts generally do not contain significant financing components.
The Company sometimes enters into arrangements with multiple performance obligations which typically include consulting services, post-contract support (including maintenance), and software. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price basis. The Company has determined standalone selling prices for:
•consulting services based on a stated and consistent rate per hour range in standalone transactions;
•post-contract support based on observable prices for standalone renewals; and
•software through consistent stated rates for software components.
Certain of the Company’s arrangements may include client acceptance clauses. Each clause is analyzed to determine whether the earnings process is complete when the service is performed. Formal client sign-off is not always necessary to recognize revenue, provided that the Company objectively demonstrates that the criteria specified in the acceptance provisions are satisfied. Some of the criteria reviewed include historical experience with similar types of arrangements, whether the acceptance provisions are specific to the client or are included in all arrangements, the length of the acceptance term and historical experience with the specific client.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. MATERIAL ACCOUNTING POLICIES (CONT’D)
Contract modifications are changes in scope and/or price that are approved by the parties to the contract. Approvals may be written, oral or implied by customary business practices, and are legally enforceable. The Company accounts for modifications as a separate contract if the modifications add distinct services that are priced commensurate with standalone selling prices or if the remaining services are distinct from those already transferred, otherwise modifications are accounted for as part of the original contract. When the contract modification is not accounted for as a separate contract, the Company recognizes an adjustment to revenue on the existing contract on a cumulative catch-up basis as at the date of the contract modification or, if the remaining services are distinct performance obligations, the Company recognizes the remaining consideration prospectively.
Time and materials arrangements
Revenue from strategic consulting and enterprise transformation services, including enterprise applications implementation, under time and materials arrangements is recognized as the services are rendered. Revenues are recognized on an hourly basis, based on contractual billing rates, adjusted, when applicable, for variable consideration expected to be provided for, to represent the value delivered to the client.
Time and materials arrangements with a ceiling are recognized based on the accounting policies for fixed-fee arrangements as defined below.
Fixed-fee arrangements
Revenue from enterprise transformation services, including enterprise applications implementation, under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized over time based on the measure of progress determined by the Company's efforts or inputs towards satisfying the performance obligation relative to the total expected inputs (the "Input Method") as it fulfills its performance obligations in line with contracted terms. The Company primarily uses labour costs to measure the progress towards completion. This method relies on estimates of total expected labour costs to complete the service, which are compared to labour costs incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labour costs. If the outcome of an arrangement cannot be estimated reliably, revenue is recognized to the extent of arrangement costs incurred that are likely to be recoverable.
Business enablement services
Managed services revenue is generated through a recurring fee in exchange for a monthly recurring service (typically support). The revenue for these arrangements is recognized over the contract term, either on a straight-line basis or based on usage.
Subscriptions to learning services, which are available to customers at any time with unlimited use, are recognized over time, on a straight-line basis, over the contract term.
Software revenue is generated in part from the resale of certain third-party off-the-shelf software and maintenance. The majority of the software sold by the Company is delivered electronically. For software that is delivered electronically, the Company considers transfer of control to have occurred when the customer either (a) takes possession of the software via a download (that is, when the customer takes possession of the electronic data on its hardware), or (b) has been provided with access codes that allow the customer to take immediate possession of the software on its hardware pursuant to an agreement or purchase order for the software. In all instances, the resale of third-party software and maintenance is recorded on a net basis.
Third party software and maintenance revenue is recognized upon delivery of the software, as all related warranty and maintenance is performed by the primary software vendor and not the Company.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. MATERIAL ACCOUNTING POLICIES (CONT’D)
Company created software, and the associated maintenance, is reported on a gross basis and revenue is recognized at the point in time when it is distinct from the maintenance and support, otherwise it is recognized over the contractual term. Revenue from the sale of Company created software from software as a service ("SaaS") is recognized on a straight-line basis as the Company stands ready to provide customers with continuous access to its software over the contractual term. For a SaaS arrangement with a fee structure based upon customer usage and priced at a fixed rate for usage, the Company recognizes revenue over the contractual term based on its right to consideration when such amount corresponds to the entity’s performance completed to date.
Estimated losses on revenue-generating contracts
Estimated losses on revenue-generating contracts may occur due to additional contract costs which were not foreseen at the inception of the contract. Contract losses are measured at the amount by which the estimated incremental costs, including direct labour, material and an allocation of other costs that relate directly to fulfilling contracts exceed the estimated total revenue from the contract. The estimated losses on revenue-generating contracts are recognized in the period when it is determined that a loss is probable. The expected loss is first applied to impair the related capitalized contract costs, if any, with the excess recorded under performance obligations in customer contracts in accounts payable and accrued liabilities. Management regularly reviews arrangement profitability and underlying estimates.
Unbilled revenues and deferred revenues
Amounts recognized as revenue in excess of billings are classified as unbilled revenues. Amounts received in advance of the performance of services are classified as deferred revenues when the Company has an unconditional right to invoice.
FINANCIAL INSTRUMENTS
Recognition and derecognition
Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument.
Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and substantially all the risks and rewards are transferred. A financial liability is derecognized when it is extinguished, discharged, cancelled or expires.
Classification and initial measurement of financial assets
All financial assets of the Company are classified into the amortized cost category. The classification is determined by both:
•the entity’s business model for managing the financial asset; and
•the contractual cash flow characteristics of the financial asset.
Except for those accounts receivable and other receivables that do not contain a significant financing component and are measured at the transaction price in accordance with IFRS 15, all financial assets are initially measured at fair value adjusted for transaction costs, where applicable.
All income and expenses relating to financial assets that are recognized in profit or loss are presented within financial expense, except for impairment of accounts receivable and other receivables, which is presented within selling, general and administrative expenses.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. MATERIAL ACCOUNTING POLICIES (CONT’D)
Subsequent measurement of financial assets at amortized cost
After initial recognition, all financial assets are measured at amortized cost using the effective interest method, less any impairment. Discounting is omitted where the effect of discounting is immaterial.
Impairment of accounts receivable and other receivables and unbilled revenues
The Company uses the simplified approach to measure the estimated credit loss for accounts receivable and other receivables and unbilled revenues and accordingly records the loss allowance as lifetime expected credit losses. These are the expected shortfalls in contractual cash flows, considering the potential for default at any point during the life of the financial instrument. The Company uses its historical experience, external indicators and forward-looking information to calculate the expected credit losses using a provision matrix.
The Company assesses impairment of accounts receivable and other receivables and unbilled revenues based on days past due on a collective basis as customers with similar payment delays possess shared credit risk characteristics. The Company also assesses impairment of accounts receivable and other receivables and unbilled revenues on a customer-by-customer basis based on specific risks identified.
The Company considers a financial asset in default when contractual payments are considered past due and at risk depending on the various economic and asset-specific factors, or if it becomes probable that a customer will enter bankruptcy or other insolvency proceedings.
Classification and measurement of financial liabilities
Contingent considerations payable in cash or in a variable number of shares included in purchase consideration are classified as financial liabilities, initially and subsequently measured at fair value with changes in fair value recognized in profit or loss.
Deferred share units (“DSUs”) that are classified in current liabilities are initially and subsequently measured at fair value with changes in fair value recognized in profit or loss.
All other financial liabilities of the Company are initially measured at fair value, and where applicable, adjusted for transaction costs and subsequently measured at amortized cost using the effective interest method.
All interest-related charges are reported in the consolidated statements of operations within net financial expenses.
(LOSS) EARNINGS PER SHARE
Basic (loss) earnings per share is calculated by dividing the net (loss) earnings attributable to the holders of the Subordinate Voting Shares and Class B multiple voting shares (the “Multiple Voting Shares“) (together the “Shares”) by the weighted average number of Shares outstanding during the period.
Diluted (loss) earnings per share is determined using the treasury stock method to evaluate the dilutive effect of stock options, deferred, restricted and performance share units, certain shares to be issued as part of anniversary payments related to business acquisition and shares subject to forfeiture.
GOVERNMENT ASSISTANCE
Certain subsidiaries are eligible for government assistance programs, in different jurisdictions, in the form of grants and tax credits for the development of e-business. Government assistance is recorded when there is reasonable assurance that the assistance will be received and that the subsidiary will comply with all relevant conditions. The government assistance is treated as a reduction in the cost of the qualifying expenditure.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. MATERIAL ACCOUNTING POLICIES (CONT’D)
In preparing claims, judgment is required in interpreting the regulations related to these programs, determining if the operations of the subsidiaries qualify and identifying and quantifying eligible expenses. These claims are subject to examination and audit by local authorities, who may disagree with interpretations made by the Company. Management estimates the amounts to be received under these programs. Final government assistance received following examinations and audits could be different from amounts recorded.
PROPERTY AND EQUIPMENT (“P&E”)
Property and equipment are recorded at cost and amortized over their estimated useful lives, using the following methods:

	Method	Rates
Furniture, fixtures and equipment	Straight line	5 years
Computer equipment	Straight line	3 years
Leasehold improvements	Straight line	Over the term of the lease

The residual value, depreciation method and useful life of each asset are reviewed at least once a year, at the reporting date.
LEASES
The Company as a lessee
For any new contracts entered into, the Company considers whether a contract is, or contains a lease. A lease is defined as a “contract, or part of a contract, that conveys the right to use an identified asset (the underlying asset) for a period of time in exchange for consideration”.
Measurement and recognition of leases as a lessee
At lease commencement date, the Company recognizes a right-of-use asset and a lease liability on the statement of financial position. The right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct costs incurred by the Company, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date (net of any incentives received).
The Company depreciates the right-of-use assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The lease term includes consideration of an option to renew or to terminate if the Company is reasonably certain to exercise that option. The Company also assesses the right-of-use asset for impairment when such indicators exist.
At the commencement date, the Company measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available or the Company’s incremental borrowing rate.
Lease payments included in the measurement of the lease liability are made up of fixed payments (including in-substance fixed payments), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised. Payments related to non-lease components, mostly made of common area maintenance fees, are excluded from the lease liabilities and are recorded as an expense over the lease term.
Subsequent to initial measurement, the liability will be reduced for payments made and increased for interest, which are recorded as part of net financial expenses. It is remeasured to reflect any reassessment or modification, or if there are changes in in-substance fixed payments.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. MATERIAL ACCOUNTING POLICIES (CONT’D)
When the lease liability is remeasured, the corresponding adjustment is reflected in the right-of-use asset, or net earnings if the right-of-use asset is already reduced to zero.
The Company has elected to account for short-term leases and leases of low-value assets using the practical expedients. Instead of recognizing a right-of-use asset and lease liability, the payments in relation to these are recognized as an expense in the consolidated statements of operations on a straight-line basis over the lease term.
INTANGIBLES
Intangible assets consist mainly of customer relationships, software licenses, internal-use business solutions, tradenames acquired through business acquisitions and non-compete agreements and initially recorded at their fair value. Internal-use business solutions and software licenses (“Software”) purchased by the Company are recorded at cost. In addition, internal-use business solutions developed internally are capitalized when they meet specific capitalization criteria related to technical and financial feasibility and when the Company demonstrates its ability and intention to use them. Amortization of internal-use business solutions commences once the solution is available for use. The Company amortizes its intangible assets using the straight-line method as follows:

	Method	Period
Customer relationships	Straight line	1 - 13 years
Software	Straight line	3 years
Tradenames	-	Indefinite
Non-compete agreements	Straight line	3 - 10 years

The residual value, depreciation method and useful life of each asset are reviewed at least once a year, at the reporting date.
GOODWILL
Goodwill arises on business acquisitions accounted for under the acquisition method and represents the excess of consideration transferred over the fair value of the Company's share of the net identifiable assets acquired and liabilities assumed of the acquired entity at the date of acquisition and it is measured net of accumulated impairment losses. Goodwill is not amortized, but instead tested for impairment annually, or more frequently, should events or changes in circumstances indicate that the goodwill may be impaired.
IMPAIRMENT OF P&E, RIGHT-OF-USE ASSETS, INTANGIBLES AND GOODWILL
Timing of impairment testing
The carrying amounts of the Company's P&E, right-of-use assets, intangible assets and goodwill are reviewed for impairment when events or changes in circumstances indicate that the carrying value may be impaired. At each reporting date, the Company assesses whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use are tested for impairment at least annually as at March 31.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. MATERIAL ACCOUNTING POLICIES (CONT’D)
Impairment testing
The recoverable amount of an asset or cash-generating unit ("CGU") is the greater of its value in use and its fair value less costs of disposal. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use and which are largely independent of the cash inflows of other assets or groups of assets (the "CGU"). For the purposes of goodwill impairment testing, goodwill acquired in a business acquisition is allocated to the CGU, or the group of CGUs, that is expected to benefit from the synergies of the combination. This allocation is subject to an operating segment ceiling test and reflects the lowest level at which that goodwill is monitored for internal reporting purposes. An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount.
Reversal of Impairment
An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
BUSINESS ACQUISITION, INTEGRATION AND REORGANIZATION COSTS
Business acquisition, integration and reorganization costs are comprised of transaction costs related to business acquisitions, whether successful or not, costs of integrating acquired businesses including redundant rent, gains or losses on lease modifications, impairment of right-of-use assets from previous business acquisitions, gains or losses on disposal of non-core assets, transition costs relating to system integrations, contingent consideration as well as employee compensation related to business acquisitions and severance resulting from integrations and significant changes in the organizational structure.
Reorganization costs, consisting primarily of severance, are recognized when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs, appropriate timelines and has been communicated to those affected by it. Reorganization costs also includes severances and professional fees resulting from divestitures.
PROVISIONS
Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The Company’s provisions may consist of litigation and claim provisions arising in the ordinary course of business.
The accrued litigation and legal claim provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavorable outcome.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. MATERIAL ACCOUNTING POLICIES (CONT’D)
INCOME TAXES
Income taxes are accounted for using the liability method of accounting.
Current income taxes are recognized with respect to the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the reporting date. Deferred income tax assets and liabilities are determined based on deductible or taxable temporary differences between the amounts reported for financial statement purposes and tax values of the assets and liabilities using enacted or substantively enacted tax rates that will be in effect for the year in which the differences are expected to be recovered or settled. Deferred income tax assets and liabilities are recognized in earnings, other comprehensive income or in equity based on the classification of the item to which they relate.
Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business acquisition and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.
Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.
A deferred tax asset is recognized for unused tax losses and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
SHARE CAPITAL
Subordinate Voting Shares and Multiple Voting Shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity, net of any tax effects.
Normal course issuer bid (“NCIB”)
When the Company purchases its Subordinate Voting Shares for cancellation through a NCIB, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled. When the shares are cancelled, the difference between the consideration paid and the average stated value of the shares purchased for cancellation is recorded to the deficit.
SHARE-BASED COMPENSATION PLANS
Share purchase plan
The Company operates a share purchase plan for eligible employees of the Company. Under this plan, the Company matches the contributions made by employees up to a maximum percentage of the employee's gross salary. The Company’s contributions to the plan are recognized as salaries within cost of revenues and selling, general and administrative expenses. Employee and Company contributions are remitted to an independent administrative agent who purchases Subordinate Voting Shares on the TSX on behalf of the employee.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. MATERIAL ACCOUNTING POLICIES (CONT’D)
Long-term incentive plan ("LTIP") and share unit plan (“SUP”), (together the “Incentive Plans”)
The Company operates a LTIP for eligible employees and directors of the Company which provides for various types of awards, including equity-settled stock options, DSUs, restricted share units (“RSUs”) and performance share units (“PSUs”). The Board, at its discretion, may elect to settle RSUs and PSUs in cash.
The Company also operates a SUP for eligible employees of the Company. Under this plan, eligible employees may elect to receive up to 50% of their annual bonus in DSUs and/or RSUs (“Bonus DSUs/RSUs”) with the Company granting additional DSUs/RSUs equal to 25% of the Bonus DSUs/RSUs. The SUP also provides for the grant of discretionary DSUs, RSUs and/or PSUs. The Board, at its discretion, may elect to settle DSUs, RSUs and PSUs in cash.
The Company accounts for all grants as equity-settled awards, except for Bonus DSUs which are accounted for as cash-settled awards, as the Board intends to settle awards issued under the LTIP through the issuance of share capital and under the SUP through Subordinate Voting Shares purchased on the TSX.
The share-based payment expense is recognized in selling, general and administrative expenses and business acquisition, integration and reorganization costs with a corresponding adjustment through contributed surplus over the vesting period based on the grant date fair value of the award. Forfeitures, which are estimated at the time of grant, are included in the measurement of the expense and are subsequently adjusted to reflect actual events. For awards with graded vesting, the fair value of each tranche is recognized on a straight-line basis over its respective vesting period.
For stock options, the grant date fair value is measured using the Black-Scholes option pricing model. Any consideration paid by participants on exercise of stock options is credited to share capital together with any related share-based compensation expense originally recorded in contributed surplus.
For RSUs and DSUs, the grant date fair value is measured at the fair value of the underlying Subordinate Voting Share as at the grant date. For bonus DSUs/RSUs under the SUP, the fair value of the share-based expense is based on 125% of the fair value of the bonus elected to be settled as DSUs and/or RSUs, with a corresponding adjustment through contributed surplus. An expense is recognized over the vesting period as share-based payments within selling, general and administrative expenses, with a corresponding amount recognized in contributed surplus. The amount recognized as an expense is adjusted to reflect the number of units for which the related service and performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the units of awards that do meet the related service and non-market performance conditions at the vesting date.
The terms and conditions of each grant of PSUs, including market and non-market performance goals, are determined by the Board. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. The determination as to whether the performance goals have been achieved is made by the Board.
When DSUs, RSUs and PSUs are settled, the recorded fair value of the award is removed from contributed surplus and credited to share capital.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. MATERIAL ACCOUNTING POLICIES (CONT’D)
SIGNIFICANT MANAGEMENT JUDGMENT IN APPLYING ACCOUNTING POLICIES AND ESTIMATION UNCERTAINTY
The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts reported as assets, liabilities, income and expenses in the consolidated financial statements. Actual results could differ from those estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they occur and in any future periods affected.
The following are critical judgments that management has made in applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:
Determination of CGUs – The identification of CGUs and grouping of assets into the respective CGUs is based on currently available information about actual utilization experience and expected future business plans. Management has taken into consideration various factors in identifying its CGUs. These factors include how the Company manages and monitors its operations, the nature of each CGU’s operations, and the major customer markets they serve. As such, the Company has identified its CGUs for purposes of testing the recoverability and impairment of non-financial assets to be: Canada, France, EPM-US, ERP-US, ERP-CAN and Industry Solutions.
Determination of operating segments – The Company uses judgment in the determination of operating segments for financial reporting and disclosure purposes. The Company has examined its activities and has determined that it has three reportable segments based on geography: U.S., Canada, and International.
The following are assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments within the next year:
Revenue recognition for fixed-fee arrangements applying the Input Method – The Company recognizes revenues from arrangements applying the input method which can extend over more than one reporting period. Revenue from these arrangements applying the Input Method is recognized over time based on a measure of progress using the Company’s best estimate of the total expected labour costs, and the related risks associated with completing the service. The determination of total expected labour costs to complete a service is based on estimates that can be affected by a variety of factors, including but not limited to, changes in the scope of the contract, delays in reaching milestones, changes in labour mix and rates, previously unidentified complexities in service delivery, or potential claims from customers.
As risks and uncertainties are different for each project, the sources of variations between anticipated costs and actual costs incurred will also vary by project. The determination of estimates is based on the Company's business practices as well as its historical experience, and is tightly linked to detailed project management processes and controls. The information provided by the project managers combined with a knowledgeable assessment of technical complexities and risks are used in estimating the percentage complete.
Impairment of long-lived assets – The Company’s impairment test for goodwill is based on internal estimates of its individual CGUs’ recoverable amounts determined as the greater of value in use and fair value less costs of disposal. Value in use represents the present value of the future cash flows expected to be derived from the CGU from its continued use. The fair value less cost of disposal represents the price that would be received to sell the CGU in an orderly transaction between market participants at the measurement date under current market conditions, less incremental costs directly attributable to disposing of the CGU, excluding finance costs and income tax expense.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. MATERIAL ACCOUNTING POLICIES (CONT’D)
Key assumptions of the individual CGUs’ value-in-use include forecasted revenues, cost of revenues, SG&A expenses and other non-cash adjustments applied in the determination of the Company’s three year net operating cash flow forecast, estimated long-term growth rates used to extrapolate the three year net operating cash flow forecast and the pre-tax value weighted average cost of capital (“WACC”) applied in the determination of the present value of the net operating cash flow forecast.
Key assumptions of the individual CGUs’ fair value less cost of disposal include estimated revenues, cost of revenues, SG&A expenses and other non-cash adjustments applied in the determination of the Company’s forecasted Adjusted EBITDA (as defined in note 26) and an implied market multiple applied to forecasted Adjusted EBITDA.
Changes in these key assumptions can have a material impact on the recoverable amount calculated and ultimately the amount of any goodwill impairment recognized. Refer to note 9 for additional information on the assumptions used.
FUTURE ACCOUNTING STANDARDS CHANGES
At the date of authorization of these consolidated financial statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:
IFRS 18 - Presentation and Disclosures in Financial Statements
On April 9, 2024, the IASB published the new IFRS 18 – Presentation and Disclosures in Financial Statements that will replace IAS 1 – Presentation of Financial Statements.
IFRS 18 covers four main areas:
•Introduction of defined subtotals and categories in the statement of profit or loss;
•Introduction of requirements to improve aggregation and disaggregation;
•Introduction of disclosures about management-defined performance measures (MPMs) in the notes to the financial statements; and
•Targeted improvements to the statement of cash flows by amending IAS 7 – Statement of Cash Flows.
IFRS 18 applies retrospectively and is effective for annual periods beginning on or after January 1, 2027, with earlier application permitted. Management is currently evaluating the impact of the new accounting standard on its consolidated financial statements.
IFRS 7 and IFRS 9 - Classification and measurement of Financial Instruments
In May 2024, the IASB issued amendments to IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments: Disclosures. The standard amendments clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system. Furthermore, they clarify the description of non-recourse assets and contractually linked instruments and they introduce additional disclosures for financial instruments with contractual terms that can change cash flows, and equity instruments classified at fair value through other comprehensive income. The amendments to IFRS 7 and IFRS 9 apply retrospectively and are effective for annual periods beginning on or after January 1, 2026, with earlier application permitted. The amendments to IFRS 7 and IFRS 9 will have no significant impact on the Company’s consolidated financial statements.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
4. BUSINESS ACQUISITION AND DIVESTITURE
Business acquisition and divestiture realized in the fiscal year ended March 31, 2026
Acquisition of eVerge
Overview
On May 31, 2025, the Company acquired all of the issued and outstanding shares of U.S.-based eVerge Interests, Inc. and its subsidiaries (“eVerge”) (the “eVerge Acquisition”), a group specialized in enterprise applications and transformation services. Management expects that eVerge’s expertise will complement its existing Oracle business, will increase its AI capabilities, and will reinforce its smart shoring capabilities.
The eVerge Acquisition was completed for total consideration of US$23,500,000 ($32,292,000), before working capital and other adjustments, all payable in cash.
The total purchase consideration, in the amount of US$20,640,000 ($28,363,000) once adjusted for working capital and other adjustments, consisted of: (i) US$7,557,000 ($10,385,000) paid in cash on closing; (ii) US$283,000 ($389,000) of final working capital adjustment (iii) US$580,000 ($797,000) of holdback, included in accounts payable and accrued liabilities; (iv) US$7,520,000 ($10,334,000) of balance of sale payable in two installments of US$3,760,000 ($5,167,000) on May 31st, 2026 and 2027 (each an "Anniversary Date"); and (v) potential earn-out consideration of US$4,700,000 ($6,458,000), payable in two installments (50% within 90 days of the first Anniversary Date and 50% on the second Anniversary Date).
The total earn-out consideration of US$4,700,000 ($6,458,000) is contingent upon the future financial performance of the acquired business over the 12-month period following the acquisition date. The contingent consideration included in the purchase consideration is classified as a financial liability recorded at fair value through profit and loss and comprised an undiscounted scenario-based weighted average expected payout amount. The contingent consideration liability is included in Level 3 of the fair value hierarchy and will be remeasured at fair value at each reporting date. The fair value was determined using a scenario-based method, under which the Company identifies multiple outcomes, probability-weights the contingent consideration payoff under each outcome, and discounts the result to arrive at the expected present value of the contingent consideration. At acquisition date, the discount rate used was 17.8%.
For the year ended March 31, 2026, the Company incurred acquisition-related costs pertaining to the eVerge Acquisition of approximately $883,000. These costs have been recorded in the consolidated statement of operations in business acquisition, integration and reorganization costs.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
4. BUSINESS ACQUISITION AND DIVESTITURE (CONT’D)
Purchase Price Allocation
The allocation of the fair value of the assets acquired and the liabilities assumed is detailed as follows:

Acquisition of eVerge	As at March 31, 2026	Preliminary at acquisition date	Adjustments
	$	$	$
Current assets
Cash	843	891	(48)
Accounts receivable and other receivables	5,416	5,376	40
Prepaids	342	339	3
	6,601	6,606	(5)
Non-current assets
Property and equipment (note 6)	62	62	—
Intangibles (note 8)	6,895	7,376	(481)
Goodwill (note 9)	16,784	20,025	(3,241)
Total assets acquired	30,342	34,069	(3,727)

Current liabilities
Accounts payable and accrued liabilities	6,430	6,448	(18)
Income taxes payable	69	31	38
Deferred revenue	524	431	93
	7,023	6,910	113
Non-current liabilities
Deferred tax liabilities (a)	—	1,948	(1,948)
Total liabilities assumed	7,023	8,858	(1,835)

Net assets acquired	23,319	25,211	(1,892)

(a) Deferred tax liabilities of $1,820,000 in relation to intangibles acquired were presented net of deferred tax assets in relation to previous years’ net operating losses of eVerge probable of being realized.
As at March 31, 2026, upon completion of the purchase price allocation, the determination of the fair value of intangible assets and earn-out consideration, closing adjustments and related deferred tax considerations have been completed. The goodwill adjustment resulted primarily from adjustments to the fair value of the intangibles, the earn-out consideration and the deferred income tax.
The eVerge Acquisition is being accounted for using the acquisition method of accounting.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
4. BUSINESS ACQUISITION AND DIVESTITURE (CONT’D)
Goodwill
The goodwill recognized consists mainly of the future economic value attributable to the profitability of the acquired business, as well as its workforce and expected synergies from the integration of eVerge into the Company's existing business. The Company does not expect the goodwill to be deductible for income tax purposes.
Purchase consideration
The following table summarizes the acquisition date fair value of each class of purchase consideration as follows:

Acquisition of eVerge	As at March 31, 2026	Preliminary at acquisition date	Adjustments
	$	$	$
Cash consideration	10,385	10,385	—
Working capital adjustment settled in cash	389	—	389
Holdback presented in accounts payable and accrued liabilities (a)	797	797	—
Balance of purchase price payable with a nominal value of US$7,520,000 ($10,334,000) (notes 11, 18) (b)	9,214	9,214	—
Contingent consideration of US$4,700,000 ($6,458,000), recorded at fair value (note 18) (b)	2,534	4,815	(2,281)
Total purchase consideration	23,319	25,211	(1,892)

(a) As at March 31, 2026, $367,000 of the holdback has been used.
(b) Non-cash financing activities
eVerge’s contribution to the Company’s results
For the year ended March 31, 2026, the eVerge business contributed revenues of approximately $25,364,000, and a loss before income taxes in the amount of $5,713,000, including amortization, primarily related to the acquired customer relationships, of $4,262,000, integration costs of $969,000, change in fair value of contingent consideration of $3,270,000, interest accretion of $613,000 and business acquisition costs of $883,000.
If the acquisition had occurred on April 1, 2025, the Company’s pro-forma consolidated revenues and loss before income taxes would have been $483,642,000 and $36,626,000, respectively, for the year ended March 31, 2026. These amounts have been calculated using eVerge’s results and adjusting for:
•differences in accounting policies between the Company and eVerge;
•the removal of transaction costs incurred by eVerge from April 1, 2025 to May 31, 2025; and
•the additional amortization that would have been charged assuming the fair value adjustments to intangibles had been applied from April 1, 2025.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
4. BUSINESS ACQUISITION AND DIVESTITURE (CONT’D)
Divestiture of Datum
Overview
On March 31, 2026, the Company sold all of the issued and outstanding shares of U.S.-based Datum Consulting Group, LLC and its International affiliates ("Datum", the "Datum Transaction") to Medivra Holdings LLC (the “Purchaser”), an entity controlled by the former Senior Vice President of Alithya’s Industry Solutions CGU. In consideration for the sale of Datum, the Company received a minority equity interest of 24.5% in the capital of Purchaser for a value of $2,501,000 and a note receivable for various working capital adjustments of $3,277,000 (note 5) to be paid within 120 days, for a total consideration of $5,778,000. The minority equity interest is presented as investment in an associate.
Prior to the transaction, an impairment test was performed and an additional impairment of intangibles of $3,100,000 was recorded to bring the Industry Solutions CGU’s carrying value to its recoverable amount based on value-in-use. In addition, during the quarter ended September 30, 2025, an impairment of goodwill of $9,723,000 and an impairment of intangibles of $1,805,000 for the Industry Solutions CGU were recorded (note 9).
The carrying value of the assets disposed and the liabilities transferred is detailed as follows:

Divestiture of Datum	As at March 31, 2026
$
Current assets
Cash	951
Accounts receivable and other receivables	3,320
Unbilled revenues	463
Prepaids	2,029
6,763
Non-current assets
Property and equipment (note 6)	135
Intangibles (note 8)	1,661
Total assets disposed	8,559

Current liabilities
Accounts payable and accrued liabilities	25
Deferred revenue	2,316
2,341
Non-current liabilities
Deferred tax liabilities	440
Total liabilities transferred	2,781

Net assets disposed	5,778

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
4. BUSINESS ACQUISITION AND DIVESTITURE (CONT’D)
Business acquisition realized in the fiscal year ended March 31, 2025
Acquisition of XRM Vision
Overview
On December 1, 2024, the Company acquired all of the issued and outstanding shares of Canadian-based XRM Vision Inc. and all of its affiliates (“XRM Vision”) (the “XRM Acquisition”), a recognized Microsoft partner. Management expects that XRM Vision’s expertise will complement its existing business and will reinforce Alithya’s smart shoring capabilities.
The XRM Acquisition was completed for total consideration of up to $34,384,000, in aggregate.
The total purchase consideration of up to $30,009,000 consisted of: (i) $7,377,000 paid in cash at closing; (ii) final working capital adjustment of $632,000, included in accounts payable and accrued liabilities as at March 31, 2025 and paid during the year ended March 31, 2026; (iii) $2,875,000 paid by the issuance of 1,724,550 Subordinate Voting Shares; (iv) $8,625,000 of balance of sale, payable over three years on December 1, 2025, 2026 and 2027 (the "Anniversary Dates"); and (v) potential earn-out consideration of up to $10,500,000, including $9,000,000 payable in cash and $1,500,000 by the issuance of Subordinate Voting Shares.
The total other consideration of $4,375,000 consisted of: (i) 1,724,553 Subordinate Voting Shares, with a fair value of $2,875,000, issued at closing; and (ii) Subordinate Voting Shares with a value of up to $1,500,000 which may be issued as part of the earn-out consideration. These Subordinate Voting Shares issued and/or issuable are subject to claw-back clauses based on continued employment and accordingly, these share considerations are recognized as share-based compensation granted on business acquisition over three years (note 14).
The number of Subordinate Voting Shares issuable as part of the earn-out will be determined by dividing the earn-out amount payable in Subordinate Voting Shares by the Volume Weighted Average Price (‘’VWAP’’) for the 15 trading days ending on and including the date that is 2 business days prior to the payment date of the earn-out. The settlement of the earn-out will be due after the 18 months following closing, once the earn-out consideration has been finalized.
The total earn-out consideration of $12,000,000, in aggregate, is contingent upon the future financial performance of the acquired business over a consecutive 12-month period within the 18 months following the acquisition date. At acquisition, the undiscounted scenario-based weighted average expected payout amount for the total potential earn-out consideration was $7,260,000.
The fair value of the earn-out purchase price consideration of $5,104,000 is classified as a financial liability recorded at fair value through profit and loss and comprised an undiscounted scenario-based weighted average expected payout amount for the potential earn-out consideration included in the purchase consideration of $6,353,000. The contingent consideration liability included in the purchase price is included in Level 3 of the fair value hierarchy and will be remeasured at fair value at each reporting date. The fair value was determined using a scenario-based method, under which the Company identifies multiple outcomes, probability-weights the contingent consideration payoff under each outcome, and discounts the result to arrive at the expected present value of the contingent consideration. At acquisition date, the discount rate used was 15.7%. Subsequent changes to the fair value of contingent consideration liability included in the purchase price will be recorded to business acquisition, integration and reorganization costs. There were no substantive changes to the contingent consideration liability as at March 31, 2025.
As part of the XRM Acquisition, the Company assumed $829,000 of long-term debt of which an amount of $333,000 was repaid immediately upon closing.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 28

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
4. BUSINESS ACQUISITION AND DIVESTITURE (CONT'D)
For the year ended March 31, 2025, the Company incurred acquisition-related costs pertaining to the XRM Acquisition of approximately $1,084,000. These costs have been recorded in the consolidated statement of operations in business acquisition, integration and reorganization costs.
Purchase Price Allocation
The allocation of the fair value of the assets acquired and the liabilities assumed is detailed as follows:

Acquisition of XRM Vision	As at March 31, 2025	Preliminary at acquisition date	Adjustments
	$	$	$
Current assets
Cash	995	995	—
Accounts receivable and other receivables	3,539	3,539	—
Unbilled revenues	110	110	—
Tax credits receivable	467	1,483	(1,016)
Prepaids	207	207	—
	5,318	6,334	(1,016)
Non-current assets
Tax credits receivable	275	—	275
Property and equipment (note 6)	60	73	(13)
Right-of-use assets (note 7)	54	54	—
Intangibles (note 8)	9,700	9,711	(11)
Goodwill (note 9)	14,662	18,608	(3,946)
Total assets acquired	30,069	34,780	(4,711)

Current liabilities
Accounts payable and accrued liabilities	2,829	2,829	—
Deferred revenue	351	351	—
Current portion of lease liabilities	106	106	—
Current portion of long-term debt	511	511	—
	3,797	3,797	—
Non-current liabilities
Lease liabilities	34	34	—
Long-term debt	318	318	—
Deferred tax liabilities	2,410	2,715	(305)
Total liabilities assumed	6,559	6,864	(305)

Net assets acquired	23,510	27,916	(4,406)

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
4. BUSINESS ACQUISITION AND DIVESTITURE (CONT'D)
Adjustments to the preliminary purchase price allocation were recorded as at March 31, 2025. The goodwill adjustment resulted primarily from the determination of the fair value of the earn-out consideration. In addition, the tax credits receivable were applied to settle the income tax payable related to the period prior to the acquisition and a portion was reclassified as a non-current asset. The fair value of the assets acquired and liabilities assumed were completed during the year ended March 31, 2026 and no additional adjustments were recorded during this period.
The XRM Acquisition is being accounted for using the acquisition method of accounting.
Goodwill
The goodwill recognized consists mainly of the future economic value attributable to the profitability of the acquired business, as well as its workforce and expected synergies from the integration of XRM Vision into the Company's existing business. The Company does not expect the goodwill to be deductible for income tax purposes.
Purchase consideration
The following table summarizes the acquisition date fair value of each class of purchase consideration :

Acquisition of XRM Vision	As at March 31, 2025	Preliminary at acquisition date	Adjustments
	$	$	$
Cash consideration	7,377	7,377	—
Working capital adjustment to be settled in cash	632	—	632
Issuance of 1,724,550 Subordinate Voting Shares (note 13) (a)	2,875	2,875	—
Balance of purchase price payable with a nominal value of $8,625,000 (notes 11, 18) (a)	7,522	7,905	(383)
Contingent consideration with a maximum amount of $10,500,000, recorded at fair value (note 18) (a)	5,104	9,759	(4,655)
Total purchase consideration	23,510	27,916	(4,406)

(a) Non-cash investing and financing activities
XRM Vision's contribution to the Company’s results
For the year ended March 31, 2025, the XRM Vision business contributed revenues of approximately $4,662,000 and a loss before income taxes in the amount of $2,738,000, including amortization, primarily related to the acquired customer relationships, of $712,000, share-based compensation granted on business acquisitions of $770,000 (note 14), interest accretion of $450,000 and business acquisition costs of $1,084,000 (note 20).
If the acquisition had occurred on April 1, 2024, pro-forma consolidated revenues and earnings before income taxes would have been $484,523,000 and $2,723,000, respectively, for the year ended March 31, 2025. These amounts have been calculated using XRM Vision’s results and adjusting for:
•differences in accounting policies between the Company and XRM Vision;
•the removal of transaction costs incurred by XRM Vision from April 1, 2024 to November 30, 2024; and
•the additional amortization that would have been charged assuming the fair value adjustments to intangibles had been applied from April 1, 2024.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
5. ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

As at	March 31,
	2026	2025
	$	$
Trade accounts receivable	72,594	95,093
Other receivables (a)	3,895	177
	76,489	95,270

(a) Other receivables include a note receivable for various working capital adjustments of $3,277,000 from Medivra Holdings LLC (note 4).
6. PROPERTY AND EQUIPMENT

As at	March 31, 2026				March 31, 2025
	Furniture, fixtures & equipment	Computer equipment	Leasehold improvements	Total	Furniture, fixtures & equipment	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$	$	$	$
Opening cost	1,746	8,857	6,038	16,641	1,572	7,359	5,982	14,913
Additions	—	1,313	104	1,417	59	1,143	—	1,202
Additions through business acquisitions (note 4)	—	62	—	62	19	41	—	60
Disposals / retirements	(264)	(1,149)	(177)	(1,590)	—	—	—	—
Disposal through divestiture (note 4)	(6)	(305)	—	(311)	—	—	—	—
Foreign currency translation adjustment	(38)	(163)	(5)	(206)	96	314	56	466
Ending cost	1,438	8,615	5,960	16,013	1,746	8,857	6,038	16,641
Opening accumulated depreciation	1,284	6,947	4,450	12,681	1,035	5,717	3,571	10,323
Depreciation expense	95	1,171	373	1,639	170	993	850	2,013
Disposals / retirements	(174)	(1,248)	(177)	(1,599)	—	—	—	—
Disposal through divestiture (note 4)	(2)	(174)	—	(176)	—	—	—	—
Foreign currency translation adjustment	(26)	(158)	(8)	(192)	79	237	29	345
Ending accumulated depreciation	1,177	6,538	4,638	12,353	1,284	6,947	4,450	12,681
Net carrying amount	261	2,077	1,322	3,660	462	1,910	1,588	3,960

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
7. LEASES
Right-of-use assets
The following right-of-use assets relate to right-of-use real estate:

As at	March 31,
	2026	2025
	$	$
Beginning balance	4,277	5,606
Additions	802	965
Additions from business acquisition (note 4)	—	54
Depreciation	(1,860)	(2,510)
Remeasurement	(579)	—
Exchange rate effect	(56)	162
Net carrying amount	2,584	4,277

Lease liabilities

As at	March 31,
	2026	2025
	$	$
Beginning balance	8,995	11,520
Additions	802	965
Additions from business acquisition (note 4)	—	140
Lease payments	(4,153)	(4,431)
Lease interest	338	466
Remeasurement	(101)	150
Exchange rate effect	(60)	185
Ending balance	5,821	8,995
Current portion	1,586	3,546
	4,235	5,449

Contractual lease payments under the lease liabilities as at March 31, 2026 are as follows:

As at	March 31, 2026
$
Less than one year	1,812
One to two years	1,572
Two to five years	2,904
More than five years	74
Total undiscounted lease payments at period end	6,362

Total cash outflows for leases, including non-lease components, for the years ended March 31, 2026 and 2025 were $5,732,000 and $6,915,000, respectively.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 32

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
8. INTANGIBLES

As at	March 31, 2026					March 31, 2025
	Customer relationships	Software	Tradenames (a)	Non-compete agreements	Total	Customer relationships	Software	Tradenames (a)	Non-compete agreements	Total
	$	$	$	$	$	$	$	$	$	$
Opening cost	175,492	16,833	3,020	8,806	204,151	163,297	15,866	2,844	7,738	189,745
Additions, purchased	—	—	—	—	—	—	116	—	—	116
Additions through business acquisition (note 4)	6,527	24	—	344	6,895	7,800	300	—	1,600	9,700
Additions, internally generated	—	316	—	—	316	—	123	—	—	123
Disposals / retirements	(3,058)	(46)	—	(6,289)	(9,393)	(424)	(338)	—	(810)	(1,572)
Disposals through divestiture (note 4)	(9,185)	(10,918)	(2,879)	(548)	(23,530)	—	—	—	—	—
Foreign currency translation adjustment	(2,496)	(414)	(141)	(144)	(3,195)	4,819	766	176	278	6,039
Ending cost	167,280	5,795	—	2,169	175,244	175,492	16,833	3,020	8,806	204,151
Opening accumulated amortization	107,441	15,206	—	7,054	129,701	91,530	10,578	—	6,364	108,472
Amortization	16,895	1,253	—	488	18,636	13,321	4,361	—	1,244	18,926
Impairment loss (notes 4, 9)	3,543	—	1,225	137	4,905	—	—	—	—	—
Disposals / retirements	(3,058)	—	—	(6,289)	(9,347)	(424)	(338)	—	(810)	(1,572)
Disposals through divestiture (note 4)	(9,185)	(10,918)	(1,218)	(548)	(21,869)	—	—	—	—	—
Foreign currency translation adjustment	(1,582)	(371)	(7)	(138)	(2,098)	3,014	605	—	256	3,875
Ending accumulated amortization	114,054	5,170	—	704	119,928	107,441	15,206	—	7,054	129,701
Net carrying amount	53,226	625	—	1,465	55,316	68,051	1,627	3,020	1,752	74,450

(a) Tradenames are allocated to the Industry Solutions CGU for the purpose of impairment testing.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
9. GOODWILL

As at	March 31, 2026
	Canada	France	EPM-US	ERP-US	ERP-CAN	Industry Solutions	Not allocated	Total
	$	$	$	$	$	$	$	$
Beginning balance	78,405	143	10,196	67,893	—	10,108	14,662	181,407
Allocation (a)	—	—	—	—	14,662	—	(14,662)	—
Business acquisition (note 4)	—	—	16,784	—	—	—	—	16,784
Impairment loss	(26,500)	—	—	—	—	(9,723)	—	(36,223)
Foreign currency translation adjustment	—	3	(89)	(2,120)	—	(385)	—	(2,591)
Net carrying amount	51,905	146	26,891	65,773	14,662	—	—	159,377

As at	March 31, 2025
	Canada	France	EPM-US	ERP-US	ERP-CAN	Industry Solutions	Not allocated	Total
	$	$	$	$	$	$	$	$
Beginning balance	78,405	135	9,603	63,941	—	14,409	—	166,493
Business acquisition (note 4)	—	—	—	—	—	—	14,662	14,662
Impairment loss	—	—	—	—	—	(5,144)	—	(5,144)
Foreign currency translation adjustment	—	8	593	3,952	—	843	—	5,396
Net carrying amount	78,405	143	10,196	67,893	—	10,108	14,662	181,407

(a) During the year ended March 31, 2026, upon completion of the purchase price allocation, the Company allocated the goodwill from the XRM Acquisition to the ERP-CAN CGU for the purpose of impairment testing. There were no other changes to the purchase price allocation.
During the year, management concluded that profitability targets not being achieved for the Canada and Industry Solutions CGUs constituted an indication of impairment.
Consequently, management performed impairment tests as at September 30, 2025 for the Canada and Industry Solutions CGUs. As a result of the impairment tests performed, management concluded that the recoverable amounts of the Canada and Industry Solutions CGUs were less than their carrying amounts, resulting in an impairment of goodwill of $26,500,000 and $9,723,000, respectively, and an impairment of intangibles of $1,805,000 for the Industry Solutions CGU as at September, 30 2025.
The Company also completed annual impairment tests as at March 31, 2026 and 2025 for all its CGUs and concluded that no additional impairment occurred. In addition, prior to the Datum transaction, an impairment test was performed and an additional impairment of intangibles of $3,100,000 was recorded for the Industry Solutions CGU’s (note 4).
In assessing whether goodwill is impaired, the carrying amount of the CGU was compared to its recoverable amount. The recoverable amount of the CGU is based on the higher of the value in use and fair value less costs of disposal.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 34

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
9. GOODWILL (CONT’D)
The recoverable amount of each CGU was determined based on the value-in-use calculations. The value-in-use calculations covered a three-year forecast, followed by an extrapolation of future expected net operating cash flows for the remaining useful lives using the long-term growth rate determined by management. The present value of the future expected operating cash flows of each CGU is determined by applying a suitable pre-tax WACC reflecting current market assessments of the time value of money and the CGU-specific risks.
Key assumptions used in impairment testing by CGU are as follows:

As at	March 31, 2026
	Canada	France	EPM-US	ERP-US	ERP-CAN	Industry Solutions
	%	%	%	%	%	%
Pre-tax WACC	14.9	20.2	19.6	18.9	14.4	—
Long-term growth rate of net operating cash flows (b)	2.0	1.9	2.2	2.2	2.0	—

As at	March 31, 2025
	Canada	France	EPM-US	ERP-US	ERP-CAN (c)	Industry Solutions
	%	%	%	%	%	%
Pre-tax WACC	14.0	22.2	21.3	19.9	—	17.5
Long-term growth rate of net operating cash flows (b)	1.9	1.4	2.1	2.1	—	2.1

(b) The long-term growth rate is based on published industry research.
(c) The Company had not completed an annual impairment test as at March 31, 2025 for the ERP-CAN CGU, as it was pending completion of the purchase price allocation from the XRM Acquisition.
Varying the key assumptions in the values of the recoverable amount calculations, individually, as indicated below, for the years ended March 31, 2026 and 2025, assuming all other variables remain constant, would result in the recoverable amounts being equal to the carrying amounts.

As at	March 31, 2026
	Incremental increase in after-tax WACC	Incremental decrease in long-term growth rate of net operating cash flows
	Basis points	Basis points
Canada	11	14
France	337	518
EPM-US (d)	3,705	—
ERP-US	1,112	2,116
ERP-CAN	26	33

(d) The recoverable amount of the EPM-US CGU is not sensitive to its long-term growth rate assumption.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
9. GOODWILL (CONT’D)

As at	March 31, 2025
	Incremental increase in after-tax WACC	Incremental decrease in long-term growth rate of net operating cash flows
	Basis points	Basis points
Canada	45	56
France	253	418
EPM-US (e)	2,660	—
ERP-US	770	1,352
Industry Solutions	101	136

(e) The recoverable amount of the EPM-US CGU is not sensitive to its long-term growth rate assumption.
Furthermore, decreases of 1% and 3% of the three-year forecast would result in the recoverable amounts being equal to the carrying amounts for the Canada and ERP-CAN CGUs, respectively (March 31, 2025 - 4% and 8% for the Canada and Industry Solutions CGUs, respectively).
10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at	March 31,
	2026	2025
	$	$
Trade payables	37,475	42,327
Accrued compensation	35,580	34,779
Consumption taxes payable	1,662	3,017
Provision	—	776
	74,717	80,899

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 36

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
11. LONG-TERM DEBT
The following table summarizes the Company’s long-term debt:

As at	March 31,
	2026	2025
	$	$
Senior secured revolving credit facility (the "Credit Facility") (a)	86,262	77,729
Subordinated unsecured loans (b)	20,000	20,000
Balance of purchase price payable with a nominal value as at March 31, 2025 of US$3,115,000 ($4,479,000), non-interest bearing (4.4% effective interest rate), matured on July 1, 2025	—	4,431
Balance of purchase price payable with a nominal value of $5,175,000 (March 31, 2025 - $8,625,000), non-interest bearing (8.0% effective interest rate), payable in annual installments of $3,450,000 for the first and second anniversaries, and $1,725,000 for the third anniversary, maturing on December 1, 2027	4,795	7,718
Balance of purchase price payable with a nominal value of US$7,520,000 ($10,475,000), non-interest bearing (8.0% effective interest rate), payable in annual installments of US$3,760,000 ($5,238,000), maturing on May 31, 2027 (note 4)	9,959	—
Other debt	29	379
Unamortized transaction costs (net of accumulated amortization of $325,000 and $403,000)	(149)	(338)
	120,896	109,919
Current portion of long-term debt	8,478	8,059
	112,418	101,860

(a) The Credit Facility is available to a maximum amount of $140,000,000 which can be increased under an accordion provision to $190,000,000, under certain conditions and at lenders’ discretion, and can be drawn in Canadian dollars and the equivalent amount in U.S. dollars. It is available in prime rate advances, CORRA advances, SOFR advances and letters of credit of up to $2,500,000.
The advances bear interest at the Canadian or U.S. prime rate, plus an applicable margin ranging from 0.75% to 1.75%, or CORRA or SOFR rates, plus an applicable margin ranging from 2.00% to 3.00%, as applicable for Canadian and U.S. advances, respectively. The applicable margin is determined based on certain financial ratios. As security for the Credit Facility, Alithya provided a first ranking hypothec on the universality of its assets excluding any leased equipment and Investissement Québec’s first ranking lien on tax credits receivable for the financing related to refundable tax credits. Under the terms of the agreement, the Company is required to maintain certain financial covenants which are measured on a quarterly basis.
The Credit Facility is renewable for additional one-year periods at the lender’s discretion, provided that the term of the Credit Facility never exceeds three years at a given time. On March 31, 2026, the Credit Facility’s maturity was extended to April 1, 2029.
As at March 31, 2026, the amount outstanding under the Credit Facility includes $47,362,000 (March 31, 2025 - $61,829,000) payable in U.S. dollars (US$34,000,000; March 31, 2025 - US$43,000,000).
The Company has an additional operating credit facility available to a maximum amount of $2,786,000 (US$2,000,000), bearing interest at the U.S. prime rate plus 1.00%. This operating credit facility can be terminated by the lender at any time. There was no amount outstanding under this additional operating credit facility as at March 31, 2026.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
11. LONG-TERM DEBT (CONT’D)
(b) The subordinated unsecured loans with Investissement Québec, in the amount of $20,000,000, mature on October 1, 2027 and are renewable for one additional year at the lender’s discretion. For the period up to November 1, 2025, the first $10,000,000 bears fixed interest rates ranging between 6.00% and 7.25% and the additional $10,000,000 bears interest ranging between 7.10% and 8.35%, determined and payable quarterly, based on certain financial ratios. Starting November 1, 2025, the total amount of $20,000,000 bears variable interest at the Canadian prime rate, plus an applicable margin ranging from 3.21% to 4.46%, determined and payable quarterly based on certain financial ratios.
Under the terms of the loans, the Company is required to maintain compliance with certain financial covenants which are measured on a quarterly basis.
(a)(b) The Company was in compliance with all of its financial covenants as at March 31, 2026 and March 31, 2025.
12. INCOME TAXES
Income tax expense for the year is as follows:

Year ended	March 31,
	2026	2025
Current tax expense:	$	$
Current tax expense for the year	2,725	1,276

Deferred tax (recovery) expense:
Origination and reversal of temporary differences	(1,510)	1,499
Total deferred tax (recovery) expense	(1,510)	1,499
Total income tax expense	1,215	2,775

The Company’s effective income tax rate differs from the combined statutory tax rate as follows:

Year ended	March 31,
	2026		2025
	%	$	%	$
(Loss) earnings before income taxes		(37,562)		4,070
Company's statutory tax rate	26.5	(9,954)	26.5	1,079
Non-deductible share-based compensation expense	(3.4)	1,295	24.6	1,000
Impairment of goodwill	(23.4)	8,791	32.7	1,332
Tax loss on sale of subsidiaries	21.2	(7,976)	—	—
Other non-deductible and tax exempt items	(0.2)	58	(39.2)	(1,595)
Change in unrecognized deferred tax assets	(23.5)	8,820	21.2	863
Other	(0.5)	181	2.4	96
Effective income tax rate	(3.2)	1,215	68.2	2,775

The Company’s applicable statutory tax rate is the Canadian combined rates applicable in the jurisdictions in which the Company operates.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 38

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
12. INCOME TAXES (CONT’D)
Deferred income tax assets and liabilities
The amounts recognized in the consolidated statement of financial position consist of:

As at	March 31,
	2026	2025
	$	$
Deferred tax liabilities	(9,584)	(11,228)
Deferred tax assets	5,274	4,875
	(4,310)	(6,353)

Movements in temporary differences during the year were as follows:

As at	March 31, 2026
	Opening balance	Recognized in earnings	Business acquisition and divestiture (note 4)	Reclassification	Foreign currency translation adjustment	Total
	$	$	$	$	$	$
Losses available for carryforward and other tax deductions	8,151	(611)	1,820	(887)	—	8,473
Lease liabilities	2,384	(840)	—	—	—	1,544
Deferred financing costs	363	(322)	—	—	—	41
Total deferred tax assets	10,898	(1,773)	1,820	(887)	—	10,058
Intangibles and goodwill	(9,827)	2,583	(1,380)	887	93	(7,644)
Tax credits and other	(6,291)	252	—	—	—	(6,039)
Right-of-use assets	(1,133)	448	—	—	—	(685)
Total deferred tax liability	(17,251)	3,283	(1,380)	887	93	(14,368)
Net carrying amount	(6,353)	1,510	440	—	93	(4,310)

As at	March 31, 2025
	Opening balance	Recognized in earnings	Business acquisition (note 4)	Reclassification	Foreign currency translation adjustment	Total
	$	$	$	$	$	$
Losses available for carryforward and other tax deductions	9,932	(2,108)	327	—	—	8,151
Lease liabilities	3,053	(654)	—	—	(15)	2,384
Deferred financing costs	395	(32)	—	—	—	363
Total deferred tax assets	13,380	(2,794)	327	—	(15)	10,898
Intangibles and goodwill	(8,493)	1,292	(2,581)	—	(45)	(9,827)
Tax credits and other	(5,786)	(349)	(156)	—	—	(6,291)
Right-of-use assets	(1,485)	352	—	—	—	(1,133)
Total deferred tax liability	(15,764)	1,295	(2,737)	—	(45)	(17,251)
Net carrying amount	(2,384)	(1,499)	(2,410)	—	(60)	(6,353)

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
12. INCOME TAXES (CONT’D)

Losses available for carryforward for which no deferred tax asset was recognized
Expiry date	Canada
$
2043	2,442
2044	5,081
2045	848
2046	1,016
9,387

Losses available for carryforward for which no deferred tax asset was recognized
Expiry date (a)	USA
$
2038	14,154
Indefinite	16,445
30,599

(a) Net operating losses amounting to $25,388,000 of which $14,154,000 will expire in 2038, are limited due to the U.S. tax rules applicable on the acquisition of Edgewater Technology Inc and eVerge. In addition, the Company has i) state losses amounting to approximately $55,867,000 (with varying expiration dates, or with an indefinite carryforward period depending on the applicable jurisdiction) and ii) net deductible temporary differences totaling approximately $41,062,000 for which no deferred tax benefit has been recognized.
13. SHARE CAPITAL
AUTHORIZED
As at March 31, 2026 and 2025, the Company’s authorized share capital consisted of an unlimited number of shares without par value as follows:
•Subordinate Voting Shares, carrying one vote per share, ranking pari passu with the Multiple Voting Shares as to the right to receive dividends and the remainder of the Company’s property in the event of a voluntary or involuntary winding-up or dissolution, or any other distribution of assets among shareholders for the purposes of winding up the Company’s affairs;
•Multiple Voting Shares, carrying ten votes per share, ranking pari passu with the Subordinate Voting Shares as to the right to receive dividends and the remainder of the Company’s property in the event of a voluntary or involuntary winding-up or dissolution, or any other distribution of assets among shareholders for the purpose of winding-up the Company’s affairs, each share being convertible at the holder’s entire discretion into Subordinate Voting Shares on a share for share basis, and being automatically converted upon their transfer to a person who is not a permitted holder or upon the death of a permitted holder, unless otherwise acquired by any of the remaining permitted holders in accordance with the terms of the voting agreement entered into between permitted holders; and

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 40

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
13. SHARE CAPITAL (CONT’D)
•Preferred shares, issuable in series, each series ranking pari passu with other series but prior to any class ranking junior thereto, as well as prior to Subordinate Voting Shares and Multiple Voting Shares as to the right to receive dividends, and the remainder of the Company’s property in the event of a voluntary or involuntary winding-up or dissolution, or any other distribution of assets among shareholders for the purposes of winding up the Company’s affairs. If and when issued, preferred shares will have such voting rights and conversion rights as may be determined by the Company’s Board at the time of issuance thereof. As at March 31, 2026, there were Series A and Series B preferred shares authorized:
◦Series A, non-voting shares, with the right to receive a non-cumulative preferential dividend calculated at a rate of 0.02% per day; and
◦Series B, non-voting shares, with the right to receive a non-cumulative preferential dividend calculated at a rate of 0.05% per week.
NCIB
On September 9, 2025, the Company’s Board of Directors authorized and subsequently the TSX approved the implementation of a NCIB. Under the NCIB, the Company is allowed to purchase for cancellation up to 5,939,183 Subordinate Voting Shares, representing 10% of the Company’s public float as of the close of markets on September 2, 2025.
The NCIB plan commenced on September 12, 2025 and will end on the earlier of September 11, 2026 and the date on which the Company will have acquired the maximum number of Subordinate Voting Shares allowable under the NCIB or will otherwise have decided not to make any further purchases. All purchases of Subordinate Voting Shares are made by means of open market transactions at their market price at the time of acquisition. Concurrently, the Company entered into an automatic share purchase plan (“ASPP”) with a designated broker in connection with its NCIB. The ASPP allows the designated broker to purchase for cancellation Subordinate Voting Shares, on behalf of the Company, subject to certain trading parameters established, from time to time, by the Company.
ISSUED
The following table presents information concerning issued share capital activity for the year ended March 31, 2026:

	Subordinate Voting Shares		Multiple Voting Shares
	Number of shares	$	Number of shares	$
Beginning balance	92,030,852	311,861	7,274,248	4,824
Shares issued pursuant to vesting of share-based compensation granted on business acquisition	622,420	1,966	—	—
Exercise of stock options	—	—	52,632	178
Shares purchased for cancellation	(3,226,902)	(10,919)	—	—
Settlement of DSUs	256,191	620	—	—
Shares purchased for settlement of RSUs	(84,470)	(286)	—	—
Delivery of shares upon settlement of RSUs	84,470	197	—	—
Shares cancelled	(142,318)	(482)	—	—
Ending balance (a)	89,540,243	302,957	7,326,880	5,002

(a) Includes 1,149,702 Subordinate Voting Shares issued as part of the XRM Acquisition subject to forfeitures which are not considered as outstanding as per IFRS.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
13. SHARE CAPITAL (CONT’D)
During the year ended March 31, 2026, the following transactions occurred:
•As part of the acquisition of Datum Consulting Group, LLC and its international affiliates (the “Datum Acquisition’’), 622,420 Subordinate Voting Shares, with a total value of $1,966,000 (US$ $1,438,000), reclassified from contributed surplus, were issued in settlement of the third anniversary share consideration.
•52,632 stock options were exercised and 52,632 Multiple Voting Shares were issued to a key management personnel with a carrying value of $178,000, for cash consideration of $100,000, with $78,000 reclassified from contributed surplus.
•3,226,902 Subordinate Voting Shares were purchased for cancellation under the Company's NCIB for a total cash consideration of $5,208,000 and a carrying value of $10,919,000. The excess of the carrying value over the purchase price in the amount of $5,711,000 was recorded as a reduction to deficit. Included in the 3,226,902 Subordinate Voting Shares are 2,489,682 Subordinate Voting Shares purchased for cancellation for a cash consideration of $3,972,000 pursuant to the Datum Transaction.
•256,191 DSUs were settled and 256,191 Subordinate Voting Shares were issued with a carrying value of $620,000, which was reclassified from contributed surplus.
•84,470 Subordinate Voting Shares were purchased on the open market for the settlement of RSUs for a total cash consideration of $205,000 and a carrying value of $286,000. The excess of the carrying value over the purchase price in the amount of $81,000 was recorded as a reduction to deficit. A total of 116,567 RSUs were settled net of withholding tax and 84,470 Subordinate Voting Shares were delivered with a carrying value of $197,000, which was reclassified from contributed surplus. The purchase and delivery of Subordinate Voting Shares upon settlement of RSUs were completed by the administrative agent of the SUP, in accordance with the terms of the SUP and the Services Agreement entered into between the Company and the administrative agent.
•142,318 Subordinate Voting Shares were cancelled in accordance with the application of a sunset clause as per the November 1, 2018 agreement with Edgewater Technology, Inc., with a carrying value of $482,000 reclassified to deficit.
The following table presents information concerning issued share capital activity for the year ended March 31, 2025:

	Subordinate Voting Shares		Multiple Voting Shares
	Number of shares	$	Number of shares	$
Beginning balance	88,141,000	307,585	7,274,248	4,824
Shares issued pursuant to vesting of share-based compensation granted on business acquisition	622,420	1,971	—	—
Shares issued in consideration of the XRM Acquisition (note 4)	3,449,103	2,875	—	—
Shares purchased for cancellation	(205,483)	(717)	—	—
Shares purchased for settlement of RSUs	(69,840)	(244)	—	—
Delivery of shares upon settlement of RSUs	69,840	169	—	—
Issuance of shares upon settlement of PSUs	23,812	222	—	—
Ending balance (a)	92,030,852	311,861	7,274,248	4,824

(a) Includes 1,724,553 Subordinate Voting Shares issued as part of the XRM Acquisition subject to forfeitures which are not considered as outstanding as per IFRS.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 42

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
13. SHARE CAPITAL (CONT’D)
During the year ended March 31, 2025, the following transactions occurred:
•As part of the Datum Acquisition, 622,420 Subordinate Voting Shares, with a total value of $1,971,000 (US$1,438,000), reclassified from contributed surplus, were issued in settlement of the second anniversary share consideration.
•As part of the XRM Acquisition (note 4), 3,449,103 Subordinate Voting Shares were issued, with a total value of $5,750,000, including 1,724,553 shares subject to a claw-back clause which have been treated as deferred compensation and recorded as share-based compensation on business acquisition. The 1,724,550 shares not subject to the clawback clause had a total value of $2,875,000 and were recorded as share capital.
•205,483 Subordinate Voting Shares were purchased for cancellation under the Company's then existing NCIB for a total cash consideration of $402,000 and a carrying value of $717,000. The excess of the carrying value over the purchase price in the amount of $315,000 was recorded as a reduction to deficit.
•69,840 Subordinate Voting Shares were purchased for the settlement of RSUs for a total cash consideration of $148,000 and a carrying value of $244,000. The excess of the carrying value over the purchase price in the amount of $96,000 was recorded as a reduction to deficit. A total of 116,566 RSUs were settled net of tax and 69,840 Subordinate Voting Shares were delivered with a carrying value of $169,000, which was reclassified from contributed surplus. The purchase and delivery of Subordinate Voting Shares upon settlement of RSUs were completed by the administrative agent of the SUP, in accordance with the terms of the SUP and the Services Agreement entered into between the Company and the administrative agent.
•89,712 PSUs were settled net of tax, including 55,942 which were settled in shares resulting in the issuance of 23,812 Subordinate Voting Shares with a carrying value of $222,000, which was reclassified from contributed surplus.
14. SHARE-BASED PAYMENTS
Stock options
Under the Company’s LTIP, the Board may grant, at its discretion, stock options to purchase Subordinate Voting Shares to eligible employees and directors of the Company. The LTIP provides that stock options be issued with an exercise price equal to the volume weighted average price of the Subordinate Voting Shares on the TSX for the five trading days ending on and including the day that is immediately prior to the grant date. Stock options vest as set out in the applicable award agreement between the participant and the Company.
The following tables present information concerning outstanding stock options issued:

Year ended	March 31, 2026		March 31, 2025
	Number of stock options	Weighted average exercise price (a)	Number of stock options	Weighted average exercise price (a)
		$		$
Beginning balance	3,547,141	3.32	4,337,271	3.27
Forfeited	(38,516)	3.25	(148,019)	3.31
Expired	(475,101)	3.17	(642,111)	3.02
Exercised	(52,632)	1.90	—	—
Ending balance	2,980,892	3.37	3,547,141	3.32
Exercisable at year end	2,664,025	3.34	2,588,471	3.34

(a) Following the delisting from Nasdaq, the Company converted the U.S. dollar exercise prices in Canadian dollars. Comparatives have also been presented on a combined basis.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
14. SHARE-BASED PAYMENTS (CONT’D)
Included in the 2,664,025 (2025 - 2,588,471) exercisable stock options issued, 200,000 (2025 - 352,632) stock options are available to purchase Multiple Voting Shares at a weighted average exercise price of $3.38 (2025 - $3.01) with a weighted average exercise period of 0.69 (2025 - 0.99) year as at March 31, 2026. No further stock options to purchase Multiple Voting Shares may be issued as per the stock options plan.
During the year ended March 31, 2026, the weighted average share price at the date of exercise of stock options was $2.45.
The Company did not grant stock options during the years ended March 31, 2026 and 2025.
The following tables summarize the number of stock options outstanding, exercise price and the weighted average remaining exercise period, expressed in number of years:

As at	March 31, 2026		March 31, 2025
Exercise price range	Number of stock options	Weighted average remaining exercise period – in years	Number of stock options	Weighted average remaining exercise period – in years
$
1.90 to 2.55	456,000	4.23	563,632	4.76
2.56 to 2.96	120,000	0.25	285,000	0.71
2.97 to 3.30	1,360,342	5.21	1,561,959	6.10
3.31 to 3.95	664,300	2.67	714,300	3.62
3.96 to 4.55	380,250	2.59	422,250	3.47
	2,980,892	3.97	3,547,141	4.64

DSUs
Under the LTIP, the Board, subject to the provisions of the LTIP and such other terms and conditions, may grant DSUs to obtain Subordinate Voting Shares to eligible employees and directors of the Company. The DSUs shall be settled on the date as set out in the applicable award agreement, between the participant and the Company, however not earlier than the participant’s termination date.
Under the SUP, eligible employees of the Company may elect annually to receive up to 50% of their annual bonus in DSUs. The Company also grants additional DSUs (“Matching DSUs”) equal to 25% of the Bonus DSUs.
The number of Bonus DSUs to be received by an eligible employee is determined by dividing the amount of the eligible employee’s bonus to be paid in the form of Bonus DSUs on the date on which the bonus is payable to the eligible employee (the “Award Date”) by the volume weighted average price of the Subordinate Voting Shares on the TSX for the five trading days ending on and including the date that is immediately prior to the Award Date. Bonus DSUs vest as of the Award Date. Matching DSUs vest on the one-year anniversary of the Award Date.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 44

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
14. SHARE-BASED PAYMENTS (CONT’D)
The following table presents information concerning the outstanding number of DSUs for the respective years:

Year ended	March 31,
	2026	2025
Beginning balance	1,471,139	1,178,080
Granted to non-employee directors	300,395	400,696
Granted to employees (a)	251,967	—
Forfeited	(4,493)	—
Settled (b)	(256,191)	(107,637)
Ending balance	1,762,817	1,471,139

(a) Including 218,071 (2025 - nil) DSUs granted to key management personnel for a total fair value of $417,000 (2025 - nil).
(b) Including 256,191 DSUs settled and delivered to a non-employee director (2025 - 46,466 to a key management personnel).
During the year ended March 31, 2026, 300,395 (2025 - 400,696) fully vested DSUs, in aggregate, were granted under the LTIP to non-employee directors of the Company at a weighted average grant date fair value of $1.90 (2025 - $1.80), per DSU, for an aggregate fair value of $571,000 (2025 - $721,000).
During the year ended March 31, 2026, 251,967 DSUs, in aggregate, were granted under the SUP at a grant date fair value of $1.91, per DSU, for an aggregate fair value of $481,000. The expense was recorded as at March 31, 2025 as the related services were performed and the performance conditions were met at that date.
During the year ended March 31, 2026, 256,191 DSUs issued under the LTIP were settled in shares.
During the year ended March 31, 2025, 107,637 DSUs issued under the SUP with a carrying value of $262,000, were settled for a total cash consideration of $192,000. The excess of the carrying value over the payment amount in the amount of $70,000 was recorded as a reduction to deficit.
As at March 31, 2026, included in the 1,762,817 DSUs are 1,318,292 DSUs issued under the LTIP and 444,525 DSUs issued under the SUP.
RSUs
Under the SUP, the Board, subject to the provisions of the plan and such other terms and conditions, may grant RSUs to obtain Subordinate Voting Shares to eligible employees of the Company.
Under the SUP, the terms of each RSU grant are determined by the Board. RSUs generally vest on the third anniversary of the date of grant and shall be settled as soon as practicable.
The following table presents information concerning the outstanding number of RSUs for the respective years:

Year ended	March 31,
	2026	2025
Beginning balance	2,155,231	349,700
Granted (a)	1,871,311	1,935,286
Forfeited	(751,022)	(13,189)
Settled (b)	(116,567)	(116,566)
Ending balance	3,158,953	2,155,231

(a) Including 1,260,289 (2025 - 1,378,212) RSUs granted to key management personnel for a total fair value of $2,870,000 (2025 - $2,300,000).
(b) Including 103,749 (2025 - 103,748) RSUs settled and delivered to a key management personnel.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
14. SHARE-BASED PAYMENTS (CONT’D)
RSUs issued under the SUP are settled in Subordinate Voting Shares purchased on the open market through the SUP’s administrative agent, and to the extent that the Company has an obligation under tax laws to withhold an amount for an employee’s tax obligation associated with the settlement, the Company settles RSUs on a net basis.
During the year ended March 31, 2026, 1,871,311 (2025 - 1,935,286) RSUs, in aggregate, vesting on the third anniversary date of grant were granted under the SUP at an average grant date fair value of $2.24 (2025 - $1.67), per RSU, for an aggregate fair value of $4,192,000 (2025 - $3,232,000).
During the year ended March 31, 2026, 116,567 (2025 - 116,566) RSUs issued under the SUP with a carrying value of $269,000 (2025 - $266,000), were settled on a net basis. 84,470 (2025 - 69,840) Subordinate Voting Shares were purchased on the open market and delivered, with an amount of $197,000 (2025 - $169,000) previously credited to contributed surplus transferred to share capital. The balance of 32,097 (2025 - 46,726) RSUs, representing an amount of $72,000 (2025 - $97,000), were surrendered for cancellation to satisfy the employee’s statutory withholding tax requirements.
As at March 31, 2026, all 3,158,953 RSUs were issued under the SUP.
PSUs
Under the Incentive Plans, the Board, subject to the provisions of the Incentive Plans and such other terms and conditions, may grant PSUs to obtain Subordinate Voting Shares to eligible employees and directors of the Company. The terms and conditions of each PSU grant, including market and non-market performance goals, are determined by the Board. PSUs generally vest on the third anniversary of the date of grant and shall be settled as soon as practicable.
The following table presents information concerning the outstanding number of PSUs for the respective years:

Year ended	March 31,
	2026	2025
Beginning balance	3,072,867	2,156,527
Granted (a)	1,574,088	1,510,468
Forfeited	(852,512)	(504,416)
Settled (b)	—	(89,712)
Ending balance	3,794,443	3,072,867

(a) Including 1,256,774 (2025 - 1,199,142) PSUs granted to key management personnel for a total fair value of $2,862,000 (2025 - $1,980,000).
(b) Including 58,659 PSUs settled and delivered to key management personnel.
During the year ended March 31, 2026, 1,574,088 (2025 - 1,510,468) PSUs, in aggregate, vesting three years from the date of grant, were granted at a grant date fair value of $2.28 (2025 - $1.64), per PSU, for an aggregate fair value of $3,589,000 (2025 - $2,477,000). The vesting is subject to continued employment and achievement of targets based on growth in revenue and adjusted EBITDA, as defined in note 26.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 46

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
14. SHARE-BASED PAYMENTS (CONT’D)
During the year ended March 31, 2025, 89,712 PSUs issued under the LTIP were settled.
•55,942 PSUs issued under the LTIP with a carrying value of $521,000, were settled on a net basis.
(i)23,812 Subordinate Voting Shares were issued, with an amount of $222,000 previously credited to contributed surplus transferred to share capital; and
(ii)the balance of 32,130 PSUs, with a carrying value of $299,000 and representing a fair value of $54,000, were surrendered for cancellation to satisfy the employee’s statutory withholding tax requirements. The excess of the carrying value of the PSUs surrendered for cancellation over the payment amount of $245,000, was recorded as a reduction to deficit.
•33,770 PSUs with a carrying value of $346,000 were settled for a total cash consideration of $72,000. The excess of the carrying value of the PSUs settled cash over the payment amount of $274,000, was recorded as a reduction to deficit.
As at March 31, 2026, included in the 3,794,443 PSUs are 2,365,639 PSUs issued under the LTIP and 1,428,804 PSUs under the SUP.
Share-Based Compensation expense
Total share-based compensation expense for the years ended March 31, 2026 and 2025 is summarized as follows:

Year ended	March 31,
	2026	2025
	$	$
Stock options	80	200
Share purchase plan – employer contribution	1,319	1,333
Share-based compensation granted on business acquisitions (a)	1,417	1,683
DSUs	1,400	722
RSUs	1,758	1,122
PSUs	841	283
	6,815	5,343

(a) For the year ended March 31, 2025, excludes the portion of the Datum contingent consideration adjustment to be settled in shares (note 20).
The share-based compensation granted on business acquisitions includes the following:
•In relation to the Subordinate Voting Shares to be issued as part of the Datum Acquisition, an amount of $165,000 (2025 - $913,000); and
•In relation to the Subordinate Voting Shares to be issued as part of the XRM Acquisition, an amount of 1,252,000 (2025 - $770,000).

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
15. COMMITMENTS AND CONTINGENCIES
Contingencies
From time to time, the Company may become threatened with, or become subject to, various claims and legal proceedings as part of its normal course of business. Management uses judgment to assess the potential outcome of these proceedings and estimates the provisions, with advice and information provided by its legal advisors and based on its own experience in the resolution of similar proceedings. While the final outcome thereof cannot be predicted, based on the information currently available, management believes the resolution of current pending claims and legal proceedings will not have a material impact on the Company’s financial position and results of operations. Claims for which there is a probable unfavorable outcome are recorded in provisions. As a government contractor, the Company is also subject to more restrictive laws and regulations that are not applicable to non-governmental contractors. Audits and investigations by governmental agencies to monitor compliance with those laws and regulations are inherent in government contracting and, from time to time, management receives inquiries and similar demands related to the Company’s ongoing business with governmental agencies. Violations could result in civil or criminal liabilities, which could be material, as well as the suspension or debarment from eligibility for awards of government contracts or option renewals.
Operating commitments
Operating expenditures contracted for at the end of the reporting period but not yet incurred are as follows:

As at	March 31, 2026
Technology licenses, infrastructure and other	Total
$
2027	7,058
2028	4,822
2029	1,846
2030	1,705
Thereafter	1,201
16,632

16. RELATED PARTIES
Ultimate controlling party
As at March 31, 2026, the holders of Multiple Voting Shares, directly or indirectly, collectively owned or exercised control over Subordinate Voting Shares and Multiple Voting Shares representing approximately 45.7% of the total voting rights of Alithya. The holders entered into a voting agreement on November 1, 2018, pursuant to which they agreed to, among other things, vote all of the Subordinate Voting Shares and Multiple Voting Shares under their control in accordance with decisions made by a majority of them, subject to certain exceptions.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 48

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
16. RELATED PARTIES (CONT’D)
Transactions with key management personnel
Key management personnel includes the Company’s directors and members of the Company’s Executive Committee and certain other key management personnel. Key management personnel of Alithya participate in the share purchase plan and the Incentive Plans. The compensation paid or payable to key management personnel for services is shown below:

Year ended	March 31,
	2026	2025
	$	$
Short-term employee benefits (a)	5,694	6,275
Share-based compensation	3,500	2,060
Termination benefits	—	878
	9,194	9,213

(a) Short-term employee benefits include salaries, benefits and short-term incentive compensation.
In addition to the above amounts, the Company is committed to pay termination benefits to certain key management personnel up to $7,334,000 (2025 - $7,378,000) in the event of a termination under certain conditions.
17. (LOSS) EARNINGS PER SHARE

Year ended	March 31,
	2026	2025
	$	$
Net (loss) earnings	(38,777)	1,295

Weighted average number of Shares outstanding - basic and diluted (a)	97,864,919	96,313,316
Basic and diluted (loss) earnings per share	(0.40)	0.01

(a) The weighted average number of basic Shares calculation for the year ended March 31, 2026 excludes 1,532,936 (2025 - 1,724,553) Subordinate Voting Shares issued as part of the XRM Acquisition as they were subject to forfeitures.
For the year ended March 31, 2026, the potentially dilutive outstanding equity instruments, which are the DSUs, PSUs and options mentioned in Note 14 granted under the LTIP, certain shares to be issued as part of anniversary payments related to business acquisition, and the Subordinate Voting Shares issued as part of the XRM acquisition subject to forfeiture, were not included in the calculation of diluted earnings per share since the Company incurred losses and the inclusion of these equity instruments would have an antidilutive effect.
For the year ended March 31, 2025, the basic and diluted earnings per share are the same as the inclusion of the instruments listed above had no impact on the result.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
18. RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES
The changes in the Company’s liabilities arising from financing activities can be classified as follows:

Year ended	March 31, 2026			March 31, 2025
	Contingent consideration	Long-term debt	Total	Contingent consideration	Long-term debt	Total
	$	$	$	$	$	$
Beginning balance	5,359	109,919	115,278	4,082	117,382	121,464
Repayments	—	(58,832)	(58,832)	—	(123,561)	(123,561)
Proceeds	—	61,385	61,385	—	102,706	102,706
Total cash flow	—	2,553	2,553	—	(20,855)	(20,855)
Business acquisition (note 4)	2,534	9,214	11,748	5,104	8,351	13,455
Contingent consideration adjustment (note 20)	(2,088)	—	(2,088)	(4,312)	—	(4,312)
Amortization of finance costs	—	190	190	—	242	242
Interest accretion on balances of purchase price payable	—	1,186	1,186	256	419	675
Impacts of foreign exchange	84	(2,166)	(2,082)	229	4,380	4,609
Total non-cash	530	8,424	8,954	1,277	13,392	14,669
Ending balance (a)	5,889	120,896	126,785	5,359	109,919	115,278

(a) Included in the ending balance of $5,889,000 (2025 - $5,359,000) of the contingent consideration is the current portion of $3,185,000 (2025 - nil) classified as current liabilities.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 50

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
19. ADDITIONAL INFORMATION ON CONSOLIDATED (LOSS) EARNINGS
The following table provides additional information on the consolidated (loss) earnings:

Year ended	March 31,
	2026	2025
	$	$
Expenses by Nature
Employee compensation and subcontractor costs	414,021	409,219
Tax credits (a)	(12,840)	(9,121)
Licenses and telecommunications	14,012	13,383
Professional fees	10,248	7,436
Other expenses	11,709	12,361
Loss on disposal of property and equipment, intangible and lease modification	310	150
Depreciation of property and equipment	1,639	2,013
Depreciation of right-of-use assets	1,860	2,510
	440,959	437,951
Expenses by Function
Cost of revenues	315,308	317,347
Selling, general and administrative expenses (b)	122,152	116,081
Depreciation	3,499	4,523
	440,959	437,951

(a) Tax credits are included in cost of revenues.
(b) For the year ended March 31, 2026, selling, general and administrative expenses includes termination and benefit costs for management personnel of nil (2025 - $2,132,000) and nil (2025 - $246,000) of reversal of share-based compensation expense for forfeited equity instruments.
20. BUSINESS ACQUISITION, INTEGRATION AND REORGANIZATION COSTS (RECOVERY)
The following table summarizes business acquisition, integration and reorganization costs (recovery):

Year ended	March 31,
	2026	2025
	$	$
Acquisition costs (a)	1,248	1,308
Integration costs (b)	2,549	1,563
Reorganization costs, including divestiture costs (c)	2,338	1,256
Employee compensation on business acquisition (d)	37	206
Contingent consideration adjustment (e)	(2,088)	(5,567)
	4,084	(1,234)

(a) The acquisition costs consisted mainly of professional fees incurred in relation to business acquisitions (note 4).
(b) For the year ended March 31, 2026, integration costs consisted mainly of professional fees and employee termination and benefit costs incurred in relation to integration, common area expenses on vacated premises in relation to business acquisitions, transition costs related to system integrations and loss on terminated lease previously acquired in relation to business acquisition (2025 - mainly transition costs related to system integrations and common area expenses on vacated premises in relation to business acquisitions).
(c) Reorganization costs consisted of employee termination and benefits costs and also professional fees incurred in relation to the divestiture (2025 - employee termination and benefits costs).
(d) Employee compensation on business acquisition included deferred cash consideration from acquisition.
(e) For the year ended March 31, 2026, contingent consideration adjustment results from changes in estimate of profitability targets and weighting of scenarios, consisting of $5,358,000 of unrealized gain related to the XRM Acquisition net of $3,270,000 of unrealized loss related to the eVerge Acquisition (note 4). The contingent consideration is presented within Level 3 of the fair value hierarchy. For the year ended March 31, 2025, contingent consideration adjustment includes recoveries from changes in the estimated amount payable of $4,312,000 related to the portion payable in cash and $1,255,000 related to the portion to be settled in shares as per the earn-out consideration of the Datum Acquisition.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
21. NET FINANCIAL EXPENSES
The following table summarizes net financial expenses:

Year ended	March 31,
	2026	2025
	$	$
Interest on long-term debt	7,142	7,339
Interest on lease liabilities	338	466
Amortization of finance costs	190	242
Interest accretion on balances of purchase price payable	1,186	675
Financing fees	1,003	562
Interest income	(390)	(402)
	9,469	8,882

22. SUPPLEMENTARY CASH FLOW INFORMATION
Changes in non-cash working capital items are as follows:

Year ended	March 31,
	2026	2025
	$	$
Accounts receivable and other receivables	22,849	9,514
Unbilled revenues	(17,821)	844
Tax credits receivable	(1,293)	702
Prepaids	(1,615)	(1,222)
Other assets	286	940
Accounts payable and accrued liabilities	(12,969)	1,150
Deferred revenues	(411)	(1,707)
	(10,974)	10,221

During the year ended March 31, 2026, non-cash investing and financing activities included additions to right-of-use assets and lease liabilities in the amount of $802,000 (2025 - $965,000).
During the year ended March 31, 2026, the Company paid an amount of $632,000 in relation to the working capital adjustment for the XRM Acquisition.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 52

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
23. SEGMENT AND GEOGRAPHICAL INFORMATION
The Company has three operating and reportable segments: U.S., Canada and International.
The Company's chief operating decision maker assesses the performance of the reportable segments based on revenues and operating income by segment. Operating income by segment refers to operating income before head office general and administrative expenses, business acquisition, integration and reorganization costs (recovery), depreciation and amortization, foreign exchange loss (gain) and impairment of goodwill and intangibles, which are not considered when assessing the underlying financial performance of the reportable segments as they are not directly related to the segment’s operations. Head office general and administrative expenses are expenses and salaries related to centralized functions, such as global finance, legal, human capital, and technology teams, which are not allocated to segments.
The accounting policies of each reportable segment are the same as described in Note 3. The revenues and operating income by segment exclude intersegmental revenues and cost of revenues.
The following tables present the Company's operations based on reportable segments:

Year ended	March 31, 2026
	U.S.	Canada	International	Total
	$	$	$	$
Revenues	233,158	218,532	25,698	477,388

Cost of revenues and operating expenses
Employee compensation and subcontractor costs	172,718	188,149	20,689	381,556
Tax credits	—	(12,675)	(165)	(12,840)
Licenses and telecommunication	7,213	4,222	675	12,110
Other expenses	6,701	5,220	863	12,784
	186,632	184,916	22,062	393,610
Operating income by segment	46,526	33,616	3,636	83,778
Head office general and administrative expenses				43,850
Business acquisition, integration and reorganization costs (a)				4,084
Foreign exchange loss				674
Operating income before depreciation and amortization and impairment of goodwill and intangibles				35,170
Depreciation and amortization				22,135
Impairment of goodwill and intangibles (b)				41,128
Operating loss				(28,093)

(a) The contingent consideration adjustment, representing an unrealized gain of $5,358,000 and an unrealized loss of $3,270,000 relate to the Canada and the U.S. segments, respectively. The reorganization costs included in business acquisition, integration and reorganization costs, relate mostly to the Canada segment (note 20).
(b) Impairment of goodwill in the amount of $26,500,000 relates to the Canada segment and impairment of goodwill and intangibles in the amounts of $9,723,000 and $4,905,000, respectively, relate to the U.S. segment (notes 8, 9).

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
23. SEGMENT AND GEOGRAPHICAL INFORMATION (CONT’D)

Year ended	March 31, 2025
	U.S.	Canada	International	Total
	$	$	$	$
Revenues	200,515	251,902	21,064	473,481

Cost of revenues and operating expenses
Employee compensation and subcontractor costs	148,656	212,159	18,048	378,863
Tax credits	—	(8,968)	(153)	(9,121)
Licenses and telecommunication	5,898	3,419	490	9,807
Other expenses	6,264	4,953	870	12,087
	160,818	211,563	19,255	391,636
Operating income by segment	39,697	40,339	1,809	81,845
Head office general and administrative expenses				41,792
Business acquisition, integration and reorganization costs recovery (a)				(1,234)
Foreign exchange gain				(258)
Operating income before depreciation and amortization and impairment of goodwill				41,545
Depreciation and amortization				23,449
Impairment of goodwill (a)				5,144
Operating income				12,952

(a) The recovery of $5,567,000 from the contingent consideration adjustment included in business acquisition, integration and reorganization costs recovery and the impairment of goodwill relate to the U.S. segment. The reorganization costs included in business acquisition, integration and reorganization costs recovery mostly relate to the Canada segment (note 20).
Long-lived assets by geographic location
The following table presents the total net book value of the Company’s long-lived assets by geographic location:

As at	March 31,
	2026		2025
	$	%	$	%
U.S.	117,676	52.6	122,534	46.4
Canada	104,516	46.8	139,309	52.7
International	1,246	0.6	2,251	0.9
	223,438	100.0	264,094	100.0

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 54

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
23. SEGMENT AND GEOGRAPHICAL INFORMATION (CONT’D)
Information about revenues and deferred revenues
An analysis of the Company’s revenues from customers for each major service category is as follows:

Year ended	March 31, 2026
	U.S.	Canada	International	Total
	$	$	$	$
Strategic consulting and enterprise transformation services - time and materials arrangements	123,595	178,086	22,886	324,567
Enterprise transformation services - fixed-fee arrangements	51,129	26,370	2,136	79,635
Business enablement services - Support revenues	38,281	9,608	390	48,279
Business enablement services - Other	20,153	4,468	286	24,907
	233,158	218,532	25,698	477,388

Year ended	March 31, 2025
	U.S.	Canada	International	Total
	$	$	$	$
Strategic consulting and enterprise transformation services - time and materials arrangements	107,159	211,478	18,987	337,624
Enterprise transformation services - fixed-fee arrangements	35,113	24,621	1,668	61,402
Business enablement services - Support revenues	32,802	12,175	268	45,245
Business enablement services - Other	25,441	3,628	141	29,210
	200,515	251,902	21,064	473,481

During the years ended March 31, 2026 and 2025, significantly all amounts included in the opening balance of deferred revenues were recognized as revenue.
Major customer
During the year ended March 31, 2026, no customer generated more than 10% of total revenues (2025 - One Canadian customer generated more than 10% of total revenues for $53,614,000).
As at March 31, 2026, one Canadian customer represented more than 10% of total accounts receivable and other receivables and unbilled revenues for $12,105,000 or 11% (2025 - One Canadian customer represented more than 10% of total accounts receivable and other receivables and unbilled revenues for $11,171,000 or 10%).

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
24. REMAINING PERFORMANCE OBLIGATIONS
Remaining performance obligations relate to the Company’s performance obligations that are partially or fully unsatisfied under signed fixed-fee arrangements. When estimating minimum transaction prices allocated to the remaining unsatisfied, or partially unsatisfied, performance obligations, the Company applied the practical expedient to not disclose information about remaining performance obligations if the underlying contract has an original expected duration of one year or less and for those contracts where the Company bills the same value as that which is transferred to the customer.
The amount of the selling price allocated to remaining performance obligations as at March 31, 2026 is $54,744,000 (2025 - $71,697,000) and is expected to be recognized as revenue within a weighted average of 1.5 years (2025 - 2.0 years).
25. FINANCIAL INSTRUMENTS
The Company's financial instruments consist of cash, accounts receivable and other receivables, other assets, accounts payable and accrued liabilities, contingent consideration and long-term debt. The Company, through its financial assets and liabilities, has exposure to the following risks from its use of financial instruments: interest rate risk, liquidity risk, credit risk and currency risk. Senior management and the Board are responsible for setting risk levels and reviewing risk management activities as they deem necessary.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to fluctuations in interest rates with respect to its variable rate on long-term debts. The Company's financial instruments bearing interest at variable rates are as follows:

As at	March 31,
	2026	2025
	$	$
Credit Facility (note 11)	86,262	77,729
Subordinated unsecured loans (note 11)(a)	20,000	20,000
Other debt from XRM Acquisition (note 11)	29	379
	106,291	98,108

(a) The Subordinated unsecured loans were bearing interest at variable rates as at March 31, 2026 and at fixed rates as at March 31, 2025.
For the year ended March 31, 2026, the Company has determined that a reasonably possible increase or decrease of 100 basis points in interest rates on the above variable-rate financial liabilities would not have a significant impact on equity and profit or loss. This analysis assumes that all other variables remain constant, in particular foreign currency exchange rates. It was performed on the same basis for the year ended March 31, 2025.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 56

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
25. FINANCIAL INSTRUMENTS (CONT’D)
Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s activities are financed through a combination of cash flows from operations, borrowings under the existing Credit Facility, issuance of debt and issuance of equity instruments. In order to manage its exposure to liquidity risk, the Company’s primary goal is to maintain an optimal level of liquidity through an active management of assets and liabilities as well as cash flows. The Company regularly monitors its actual and expected cashflows to ensure its maintains sufficient available liquidity to meet its obligations, while staying proactive in the management and negotiation of its borrowing facilities. Data used to monitor cashflows corresponds to the contractual maturities information presented in the tables below. The analysis shows that the Company expects sufficient cashflow for each period considered to the date of maturity of the Credit Facility. As at March 31, 2026, the Company has an unused capacity of $53,738,000 (2025 - $62,271,000) under its Credit Facility of $140,000,000, which excludes the accordion provision.
The following table summarizes the carrying amounts and the contractual maturities of both the interest and principal portions of significant financial liabilities.

As at	March 31, 2026
	Carrying amount	Total contractual amount	Less than 1 year	1-2 years	2-5 years	More than 5 years
	$	$	$	$	$	$
Trade payables	37,475	37,475	37,475	—	—	—
Contingent consideration	5,889	6,548	3,274	3,274	—	—
Credit Facility	86,262	100,715	4,818	4,818	91,079	—
Subordinated unsecured loans	20,000	22,298	1,532	20,766	—	—
Balances of purchase price payable	14,754	15,651	8,688	6,963	—	—
Other liabilities (included in long-term debt)	29	29	29	—	—	—
Lease liabilities	5,821	6,362	1,812	1,572	2,904	74
	170,230	189,078	57,628	37,393	93,983	74

As at	March 31, 2025
	Carrying amount	Total contractual amount	Less than 1 year	1-2 years	2-5 years	More than 5 years
	$	$	$	$	$	$
Trade payables	42,327	42,327	42,327	—	—	—
Contingent consideration	5,359	6,353	—	6,353	—	—
Credit Facility	77,729	88,060	5,217	5,114	77,729	—
Subordinated unsecured loans	20,000	22,221	1,438	20,783	—	—
Balances of purchase price payable	12,149	13,104	7,929	3,450	1,725	—
Other liabilities (included in long-term debt)	379	389	360	29	—	—
Lease liabilities	8,995	10,149	3,928	1,911	4,186	124
	166,938	182,603	61,199	37,640	83,640	124

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
25. FINANCIAL INSTRUMENTS (CONT’D)
Credit risk
Credit risk is the risk of loss due to a counterparty's inability to meet its obligations. As at March 31, 2026 and 2025, the Company's credit risk exposure consists mainly of the carrying amounts of cash held with major Canadian banks, accounts receivable and other receivables, unbilled revenues and other assets. The carrying amounts of financial assets and unbilled revenues represent the maximum credit exposure.
Impairment losses recognized in profit or loss were not significant in both 2026 and 2025.
The credit risk in respect of cash balances is minimal as they are held with reputable financial institutions.
With respect to trade accounts receivable, unbilled revenues and other assets, the Company’s credit risk exposure is mitigated by the relative size and nature of the business carried on by such customers. Also, the Company has a large and diversified client base from clients engaged in various industries, including banks with high credit-ratings, government agencies, telecommunications and retails. Historically, the Company has not made any significant write-offs.
In order to manage its exposure to credit risk and assess credit quality, the Company established a credit policy under which collection of trade accounts receivable is a priority. Each new customer is analyzed individually for creditworthiness before the Company enters into a contract. The financial stability and liquidity of customers are assessed on a regular basis, which include the review of default risk associated with the industry in which customers operate. No significant adjustments were made to expected credit losses in connection with this assessment. The Company also limits its exposure by setting credit limits when deemed necessary.
The Company recognizes an impairment loss allowance for expected credit losses (“ECLs”) on trade accounts receivable and unbilled revenues, using an estimate of credit losses. The Company establishes an impairment loss allowance on a collective and individual assessment basis, by considering its historical experience, external indicators and forward-looking information. If actual credit losses differ from estimates, future earnings would be affected. In its assessment of the impairment loss allowance, the Company considered the economic impact resulting from the changes in levels of inflation and in borrowing rates on its ECL assessment, including the risk of default of its customers given the continued economic uncertainty. As at March 31, 2026 and 2025, allowance for ECLs was not significant.
The following table provides information about the exposure to credit risk for trade accounts receivable:

As at	March 31,
	2026	2025
	$	$
Current	48,380	74,097
0-30 days	17,342	17,855
31-60 days	2,180	804
61-90 days	629	320
Over 90 days	4,063	2,017
	72,594	95,093

The unbilled revenues are substantially all current in nature.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 58

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
25. FINANCIAL INSTRUMENTS (CONT’D)
Currency risk
The Company is exposed to foreign currency risk on financial instruments denominated in currencies which are different from the respective functional currencies of the subsidiaries. The currency in which these financial instruments are mainly denominated is USD. Other currencies have no significant impact on the Company’s exposure to currency risk.
The summary quantitative data about the Company’s exposure to currency risk for the USD rate is as follow, expressed in Canadian dollars:

As at	March 31,
	2026	2025
	$	$
Cash	611	1,613
Accounts receivable and other receivables	471	72
Accounts payable and accrued liabilities	(786)	(712)
Intercompany receivable net of Credit Facility	35,584	14,827
Balance of purchase price payable	—	(943)
Net statement of financial position exposure	35,880	14,857

The following table illustrates the sensitivity of profit and equity in regards to the Company’s financial assets and financial liabilities and the USD/Canadian dollar exchange rate ‘all other things being equal’. It assumes a +/-5% change of the USD/Canadian dollar exchange rate for the year ended March 31, 2026 (2025: +/-11%). This percentage has been determined based on the average market volatility of the exchange rate in the previous twelve months. The sensitivity analysis is based on the Company’s foreign currency financial instruments held at each reporting date.

			Profit or loss
Effect in Canadian dollars			Strengthening	Weakening
As at March 31, 2026
USD	5%	Movement	1,649	(1,649)
As at March 31, 2025
USD	11%	Movement	1,650	(1,650)
Fair Value of Financial Instruments
Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:
•Level 1 - Valuation based on quoted prices observed in active markets for identical assets or liabilities.
•Level 2 - Valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
•Level 3 - Valuation techniques with significant unobservable market inputs. A financial instrument is classified at the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
25. FINANCIAL INSTRUMENTS (CONT’D)
The carrying amounts of cash, accounts receivable and other receivables, other assets, accounts payable and accrued liabilities and long-term debt bearing interest at variable rates is a reasonable approximation of fair value.
The contingent consideration is included in Level 3 of the fair value hierarchy. The fair value was determined using a scenario-based method, under which the Company identifies multiple outcomes, probability-weights the contingent consideration payoff under each outcome, and discounts the result to arrive at the expected present value of the contingent consideration.
The contingent consideration related to the XRM Acquisition (note 4) is payable based on the achievement of growth in excess of the trailing twelve months gross margin over a consecutive 12 months period within the 18 months following the acquisition date. The actual earn-out payout can range from nil to $10,500,000. The maximum potential impact on the results can be an increase of nil or a decrease of $10,500,000 in earnings.
The contingent consideration related to the eVerge Acquisition (note 4) is contingent upon the future financial performance of the acquired business over the 12-month period following the acquisition date. The potential earn-out payout is $6,458,000 (US$4,700,000). The potential impact on the results can be an increase of $5,889,000 (US$4,228,000) or a decrease of $569,000 (US$472,000) in earnings.
The fair value of the long-term debt bearing interest at fixed rates is estimated by discounting expected cash flows at rates that would be currently offered to the Company for debts of the same remaining maturities and conditions (level 2). For both 2026 and 2025, the Company has determined that the fair values of the Credit Facility, the secured loans, the subordinated unsecured loan and the balances of purchase price payable are not significantly different than their carrying amounts.
26. CAPITAL DISCLOSURES
The Company's capital consists of cash, long-term debt, contingent consideration and total shareholders’ equity. The Company's main objectives when managing capital are:
•to provide a strong capital base in order to maintain shareholders’, creditors’, and other stakeholders’ confidence and to sustain future growth and development of the business;
•to maintain a flexible capital structure that optimizes the cost of capital at an acceptable risk level and preserves the ability to meet its financial obligations;
•to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions; and
•to provide returns on investment to shareholders.
In managing its capital structure, the Company monitors performance throughout the year to ensure anticipated working capital requirements and capital expenditures are funded from operations, available cash, and borrowings. Alithya manages its capital structure and may make adjustments to it in order to support the broader corporate strategy or in response to changes in economic conditions and risk. In order to maintain or adjust its capital structure, the Company may purchase shares from existing shareholders, issue new shares, issue new debt (including issuing new debt to replace existing debt with different characteristics), or reduce the amount of existing debt.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 60

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2026 AND 2025
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
26. CAPITAL DISCLOSURES (CONT’D)
Total capital as at March 31, 2026 and 2025 is calculated as follows:

As at	March 31,
	2026	2025
	$	$
Cash	(12,833)	(15,956)
Current portion of long-term debt	8,478	8,059
Current portion of contingent consideration	3,185	—
Contingent consideration	2,704	5,359
Long-term debt	112,418	101,860
Share capital	307,959	316,685
Deficit	(186,869)	(155,075)
Accumulated other comprehensive income	6,078	7,998
Contributed surplus	15,523	14,948
	256,643	283,878

The Company monitors capital using a number of financial metrics, including but not limited to:
•the senior debt to Adjusted EBITDA (defined as earnings (loss) before adjusting for income tax expense (recovery), net financial expenses, foreign exchange, amortization of intangibles, depreciation of property and equipment and right-of-use assets, impairment of goodwill and intangibles, loss on disposal of property and equipment, intangibles and right-of-use assets and loss on lease modification, share-based compensation, business acquisition, integration and reorganization costs, and other non-recurring items, including severance consisting of termination and benefit costs for management personnel) ratio, defined as senior debt to 12-month trailing Adjusted EBITDA (as defined in the Credit Facility);
•the total debt to Adjusted EBITDA ratio, defined as total debt to 12-month trailing Adjusted EBITDA; and
•the fixed charge coverage ratio, defined as Adjusted EBITDA minus taxes, distributions and capital expenditures to aggregate interest expense and regular scheduled principal repayments.
The Company uses operating income, Adjusted EBITDA, Adjusted Net Earnings (defined as net earnings (loss) before adjusting for amortization of intangibles, impairment of goodwill and intangibles, loss on disposal of property and equipment and right-of-use assets and loss on lease modification, share-based compensation, business acquisition, integration and reorganization costs, other non-recurring items, including severance consisting of termination and benefit costs for management personnel, and the income tax effects of these items) and cash flow from operations as measurements to monitor operating performance. Adjusted EBITDA, Adjusted EBITDA ratio and Adjusted Net Earnings, as presented, are not recognized for financial statement presentation purposes under IFRS, and do not have a standardized meaning. Therefore, they are not likely to be comparable to similar measures presented by other entities.
The continued availability of the Credit Facility is subject to the Company’s ability to maintain certain debt service and fixed charge coverage covenants, as well as other affirmative and negative covenants, including certain limitations of distributions in the form of dividends or equity repayments in any given fiscal year, as set out in the credit agreement.
The Company is subject to financial covenants pursuant to the Credit Facility agreement, which are measured on a quarterly basis. The covenants are senior debt to Adjusted EBITDA, total debt to Adjusted EBITDA and fixed charge coverage ratios. The Company was in compliance with all such covenants at March 31, 2026 and 2025.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2026 and 2025	| 61